Exhibit 99.1

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2018 and 2017, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs).  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won, except share data)	Note		2018	2017

Assets
Cash and due from banks	9,41	~~W~~	341,217	291,547
Trading financial assets	10		-	803,252
Financial assets at fair value through profit or loss	11		953,943	-
Derivative assets	12		310	3,680
Loans and receivables, net	13		-	23,838,893
Credit card assets at amortized cost, etc.	13		26,213,517	-
Lease assets	14		365,581	103,620
Available-for-sale financial assets	15		-	34,585
Financial assets at fair value through other comprehensive income	16		34,519	-
Property and equipment, net	17		87,649	80,944
Intangible assets	18		44,967	39,519
Investments in associates	19		34,060	34,713
Deferred tax assets	40		218,911	208,219
Other assets	20		1,055,391	858,233

Total assets		~~W~~	29,350,065	26,297,205

Liabilities
Derivative liabilities	12	~~W~~	23,293	7,960
Borrowings	21		4,910,631	4,115,795
Debentures, net	22		14,143,288	11,846,926
Liability for defined benefit obligations	23		17,935	2,357
Current tax liabilities	40		89,623	123,722
Provisions	24		182,477	137,349
Other liabilities	25		3,944,127	3,760,051

Total liabilities			23,311,374	19,994,160

Equity
Common stock of ~~W~~5,000 par value	27		626,847	626,847
Authorized - 2,000,000,000 shares Issued and outstanding -125,369,403 shares in 2018 and 2017
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,234	10
Accumulated other comprehensive income (loss)	27		(29,378)	(4,337)
Retained earnings	27,28		4,579,396	4,819,933
Total equity			6,038,691	6,303,045

Total liabilities and equity		~~W~~	29,350,065	26,297,205

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note		2018	2017

Interest income		~~W~~	1,987,231	1,858,123
Financial assets at amortized cost			1,987,231	-
Loans and receivables			-	1,858,123
Interest expense			(421,943)	(370,842)
Net interest income	32		1,565,288	1,487,281

Fee and commission income			1,484,645	2,433,487
Fee and commission income before K-IFRS No.1115			2,620,085
Consideration paid to customers			(1,135,440)
Fee and commission expense			(1,252,098)	(2,264,217)
Fee and commission expense before K-IFRS No.1115			(2,387,538)
Consideration paid to customers			1,135,440
Net fee and commission income	33		232,547	169,270

Dividend income	34		1,393	12,400
Net income on trading financial assets	10		-	11,167
Net income on financial assets at fair value through profit or loss	11		55,567	-
Net income (loss) on derivatives	12		4,670	(13,846)
Net income on foreign currency transactions	7		31,050	47,865
Net gain on sales of available-for-sale financial assets	15		-	250,572
Net impairment loss on financial assets	35		-	(276,857)
Provision for credit loss allowance	13,36		(469,362)	-
General administrative expenses	37		(692,153)	(778,622)
Other operating income (loss), net	38		(515)	278,320

Operating income			728,485	1,187,550

Non-operating expense, net	39		(25,252)	(14,960)
Impairment loss on investments in associates			(4,593)	(2,503)

Profit before income tax			698,640	1,170,087

Income tax expense	40		(183,227)	(244,112)

Profit for the year		~~W~~	515,413	925,975

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	23,27	~~W~~	(10,481)	21,872
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		2,385	-

Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of available-for-sale financial assets	7,27		-	(150,392)
Net changes in the unrealized fair value of cash flow hedges	12,27		(16,945)	6,124

Total comprehensive income for the year		~~W~~	490,372	803,579
Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	4,111	7,386

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

		2017
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity

Balance at January 1, 2017	~~W~~	626,847	860,592	(370)	118,059	4,294,012	5,899,140
Dividends		-	-	-	-	(400,054)	(400,054)
Share-based payment transactions		-	-	380	-	-	380
Retained earnings after appropriation:
Profit for the year		-	-	-	-	925,975	925,975
Remeasurements of the net defined benefit obligations		-	-	-	21,872	-	21,872
Net changes in the unrealized fair value of available-for-sale financial assets		-	-	-	(150,392)	-	(150,392)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	6,124	-	6,124
Balance at December 31, 2017	~~W~~	626,847	860,592	10	(4,337)	4,819,933	6,303,045

		2018
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity

Balance at January 1, 2018	~~W~~	626,847	860,592	10	(4,337)	4,819,933	6,303,045
Effect of changes in accounting policies						(155,932)	(155,932)
Dividends		-	-	-	-	(600,018)	(600,018)
Share-based payment transactions		-	-	1,224	-	-	1,224
Retained earnings after appropriation:
Profit for the year		-	-	-	-	515,413	515,413
Remeasurements of the net defined benefit obligations		-	-	-	(10,481)	-	(10,481)

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	2,385	-	2,385
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(16,945)	-	(16,945)
Balance at December 31, 2018	~~W~~	626,847	860,592	1,234	(29,378)	4,579,396	6,038,691

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)		2018	2017
Cash flows from operating activities
Profit before income tax	~~W~~	698,640	1,170,087
Adjustments for:
Interest income		(1,987,231)	(1,858,123)
Interest expense		421,943	370,842
Dividend income		(1,393)	(12,400)
Fee and commission income before K-IFRS No.1115		-	(323,919)
Consideration paid to customers		176,178	-
Fee and commission expense		745	169,632
Net gain on valuation of trading financial assets		-	(252)
Net gain on sales of financial assets at fair value through profit or loss		(6,413)	-
Net loss on valuation of financial assets at fair value through profit or loss		223	-
Net loss (gain) on valuation and transaction of derivatives		(4,670)	13,846
Net loss (gain) on foreign currency transaction		4,670	(7,784)
Net gain on sales of available-for-sale financial assets		-	(250,572)
Bad debt expenses		-	280,648
Reversal of allowance for unused loan commitments		-	(281,512)
Provision for credit loss allowance		469,362	-
Net impairment loss (gain) on financial assets		-	(3,791)
General administrative expenses		48,525	53,915
Other operating expenses, net		51,249	34,216
Non-operating expenses, net		795	164
Impairment loss on investments in Associates		4,593	2,503
		(821,424)	(1,812,587)
Changes in assets and liabilities:
Trading financial assets		-	(212,899)
Financial assets at fair value through profit or loss		(146,748)	-
Loans and receivables, net		-	(2,054,975)
Credit card assets at amortized cost, etc.		(2,945,647)
Lease assets		(313,210)	(109,288)
Other assets		(185,649)	(136,564)
Liability for defined benefit obligations		(15,171)	(25,595)
Provisions		(3,126)	(51,272)
Other liabilities		93,155	480,798
		(3,516,396)	(2,109,795)

Income taxes paid		(159,625)	(221,157)
Interest received		1,832,758	1,719,686
Interest paid		(420,582)	(365,761)
Dividend received		1,393	12,400
Net cash used in operating activities	~~W~~	(2,385,236)	(1,607,127)

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from investing activities
Decrease in restricted due from banks		~~W~~	340	-
Proceeds from disposal of financial assets at fair value through profit and loss			6,413	-
Acquisition of financial assets at fair value through profit and loss			(710)	-
Proceeds from disposal of available-for-sale financial assets			-	266,483
Acquisition of available-for-sale financial assets			-	(2,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			200	-
Acquisition of financial assets at fair value through other comprehensive income			(300)	-
Acquisition of investments in associates			(3,940)	(7,713)
Proceeds from disposal of property and equipment			345	89
Acquisition of property and equipment			(21,404)	(23,626)
Proceeds from disposal of intangible assets			93	914
Acquisition of intangible assets			(20,670)	(13,695)
Decrease in guarantee deposits			48,941	51,099
Increase in guarantee deposits			(53,162)	(60,718)
Net cash provided by (used in) investing activities			(43,854)	210,833

Cash flows from financing activities
Proceeds from borrowings			2,608,414	2,408,400
Repayment of borrowings			(1,817,949)	(1,378,766)
Proceeds from debentures			4,955,308	3,491,624
Repayment of debentures			(2,666,655)	(2,696,313)
Cash outflows from cash flow hedges			-	(3,376)
Dividends paid			(600,018)	(400,054)
Net cash provided by financing activities			2,479,100	1,421,515

Net increase in cash and cash equivalents			50,010	25,221
Cash and cash equivalents at the beginning of year			291,126	265,905

Cash and cash equivalents at the end of year	41	~~W~~	341,136	291,126

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2018 the Company has approximately 12.50 million personal credit card holders (21.16 million including check card holders), 1.82 million merchants in its network and 24 branch offices (including head office).  The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.Basis of Preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 12, 2019, which will be submitted for approval to the shareholder’s meeting to be held on March 26, 2019.

The separate financial statements have been prepared by initially applying K-IFRS No.1115 Revenue from contracts with customers and K-IFRS No.1109 Financial instruments. This change is explained in note 2. (d).

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

●	derivative financial instruments are measured at fair value;
●	financial instruments at fair value through profit or loss are measured at fair value;
●	financial instruments at fair value through other comprehensive income are measured at fair value;
●	liabilities for share-based payment arrangements are measured at fair value; and
●	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.Basis of Preparation, continued

(c)	Use of estimates and judgements, continued

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

(d)Changes in Accounting Policies

The Company has initially adopted K-IFRS No.1115 Revenue from Contracts with Customers and K-IFRS No.1109 Financial Instruments from January 1, 2018. Other new standards applied from January 1, 2018 do not significantly affect on the Company’s financial statements.

(i) K-IFRS No.1115 Revenue from Contracts with Customers

K-IFRS No.1115 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No.1018 Revenue, K-IFRS No.1011 Construction Contracts, K-IFRS No.2031 Revenue- Barter transactions involving advertising services, K-IFRS No.2113 Customer Loyalty Programs, K-IFRS No.2115 Agreements for the construction of real estate, K-IFRS No.2118 Transfers of assets from customers.

Under K-IFRS 1115, revenue is recognized when a customer controls goods or services. Control is transferred over a point or period and judgment is required.

The Company has recognized the cumulative effect of applying the initially adoption of K-IFRS No.1115 as of the initially application date, January 1, 2018, retroactively applying K-IFRS No.1115 without applying the practical expedients. Accordingly, the Company has not restated the information disclosed in 2017, which applies K-IFRS No.1011, K-IFRS No.1018 and related interpretations. In addition, the disclosure requirements of K-IFRS No.1115 have not generally been applied to comparative information.

The amount allocated to the credit card points from customer loyalty program was deferred and recognized as unearned revenue or recognized as a provision under onerous contract. However such amount is recognized as a consideration payable to a customer under K-IFRS No. 1115.  As the impact of transition to K-IFRS No.1115, the Company has reclassified provision for customer loyalty programmes amounting to ~~W~~26,097 million, unearned revenue ~~W~~196,677 million, and accounts payable ~~W~~62,496 million as other liabilities (point liability) amounting to ~~W~~285,270 million on January 1, 2018.

There is no effect of changes in retained earnings from the adoption of K-IFRS No.1115.

The effect of applying K-IFRS No.1115 in the separate statements of financial position and separate comprehensive income as of and for the year ended December 31, 2018 is as follows. The effect on the separate statements of cash flows for the year then ended of the Company is not significant.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

2.Basis of Preparation, continued

(d)Changes in Accounting Policies, continued

(i) K-IFRS No.1115 Revenue from Contracts with Customers, continued

The effect on the separate statement of financial position as of December 31, 2018 is as follows:

		Amount after K-IFRS No.1115	Adjustments	Amount before K-IFRS No.1115

Liabilities (*1)
Provision
Provision for customer loyalty programmes	~~W~~	-	24,682	24,682
Other liabilities
Account payable		2,500,282	41,758	2,542,040
Unearned revenue		105,386	209,133	314,519
Others		282,279	(275,573)	6,706

The effect on the separate statement of comprehensive income for the year ended December 31, 2018 is as follows:

		Amount after K-IFRS No.1115	Adjustments	Amount before K-IFRS No.1115

Net Fee and Commission Income (*1) (*2)
Fee and commission income
credit card assets	~~W~~	1,356,921	1,135,440	2,492,361
Fee and commission expense
credit card assets		(1,144,217)	(1,135,440)	(2,279,657)

(*1) Before adopting K-IFRS No. 1115, the Company defers and recognizes the amount allocated to the credit card points as unearned revenue and revenue is recognized only when the points are redeemed and the Company has fulfilled its obligation to provide the benefits. In addition, a provision for onerous contracts is recognized when the expected benefits to be derived by the Company from customer loyalty program are lower than the unavoidable cost of meeting its obligations under the programmes. However under K-IFRS No.1115, the amount allocated to the credit card points is regarded as consideration payable to the customers and recognized as a reduction of fee and commission income, estimated as fair value of the monetary benefits taking into account the expected redemption rate.

(*2) The Company has changed the recognition of card holder service fee paid to a customer recognized as fee and commission expense before adopting K-IFRS No.1115, to reduction of fee and commission income under K-IFRS No.1115.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

2.Basis of Preparation, continued

(d)Changes in Accounting Policies, continued

(ii) K-IFRS No.1109 Financial Instruments

K-IFRS No.1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.  This standard replaces existing guidance in K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

The following table summarizes the impact, net of tax, of transition to K-IFRS No.1109 on the opening balance of retained earnings as of January 1, 2018.

(In millions of won)		Amount

Retained earnings
Recognition of expected credit losses under K-IFRS No.1109	~~W~~	215,080
Related tax		(59,148)
Impact at January 1, 2018	~~W~~	155,932

The details of K-IFRS No.1109 and the nature and effect of the changes to previous accounting policies are set out below.

ⓐ Classification and measurement of financial assets and financial liabilities

K-IFRS No.1109 largely retains the existing requirements in K-IFRS No.1039 for the classification and measurement of financial liabilities.  However, it eliminates the previous K-IFRS No.1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of K-IFRS No.1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments, see (ⓒ) below).  The impact of K-IFRS No.1109 on the classification and measurement of financial assets is set out below.

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”).  The classification of financial assets under K-IFRS No.1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.  Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated.  Instead, the hybrid financial instrument as a whole is assessed for classification.

The effect of adopting K-IFRS No.1109 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements, as described further below.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

2.Basis of Preparation, continued

(d)Changes in Accounting Policies, continued

(ii) K-IFRS No.1109 Financial Instruments, continued

ⓐ Classification and measurement of financial assets and financial liabilities, continued

The following table and the accompanying notes below explain the original measurement categories under K-IFRS No.1039 and the new measurement categories under K-IFRS No.1109 for each class of the Company’s financial assets as at January 1, 2018.

	Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Amounts under K-IFRS No.1039	Amounts under K-IFRS No.1109
Due from banks	Loans and receivables(*1)	Amortized cost	~~W~~	291,547	291,547
Loans	Loans and receivables(*1)	Amortized cost		24,464,512	24,464,512
Other financial assets	Loans and receivables(*1)	Amortized cost		682,691	682,691
Trading assets (beneficiary certificates)	Fair value through profit or loss	Financial assets at FVTPL		803,252	803,252
Available-for-sale financial assets (debt securities)	Available-for-sale financial assets(*2)	Financial assets at FVTPL		1,953	1,953
Available-for-sale financial assets (equity securities)	Available-for-sale financial assets(*3)	Financial assets at FVTPL		1,503	1,503
	Available-for-sale financial assets(*4)	Financial assets at FVOCI		31,129	31,129
			~~W~~	26,276,587	26,276,587

(*1) Loans and other receivables that were classified as loans and receivables under K-IFRS No.1039 are now classified at amortized cost.  An increase of ~~W~~155,612 million in the loss allowance over these receivables was recognized in opening retained earnings at January 1, 2018 on transition to K-IFRS No.1109.

(*2) The corporate debt securities categorised as available-for-sale under K-IFRS No.1039 are held by the Company in a separate portfolio to provide interest income, but may be sold to meet liquidity requirements arising in the normal course of business.  The Company considers that these securities are held within a business model whose objective is not achieved both by collecting contractual cash flows and by selling securities.  These assets have therefore been classified as financial assets at FVTPL under K-IFRS No.1109.

(*3) Under K-IFRS No.1039 these equity securities were designated as at available-for-sale financial assets, but in principle, these equity securities have been classified as measured at FVTPL under K-IFRS No.1109.

(*4) These equity securities represent investments that the Company intends to hold for the long term for strategic purposes.  As permitted by K-IFRS No.1109, the Company has designated these investments at the date of initial application as measured at FVOCI.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

2.Basis of Preparation, continued

(d)Changes in Accounting Policies, continued

(ii) K-IFRS No.1109 Financial Instruments, continued

ⓑ Impairment of financial assets

K-IFRS No.1109 replaces the ‘incurred loss’ model in K-IFRS No.1039 with an expected credit loss (“ECL”) model.  The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments.  Under K-IFRS No.1109, credit losses are recognized earlier than under K-IFRS No.1039.

The financial assets at amortized cost consist of credit card assets, cash and due from banks, accounts receivable and accrued income, etc..

Under K-IFRS No.1109, loss allowances are measured on either of the following bases:

- 12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

- Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

For assets in the scope of the K-IFRS No.1109 impairment model, impairment losses are generally expected to increase and become more volatile.  As a result of the application of K-IFRS No.1109’s impairment requirements at January 1, 2018, the Company incurred additional loss allowances as follows.

Classification Under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowances under K-IFRS No.1039	Loss allowances under K-IFRS No.1109	Differences

Loans	Amortized cost	~~W~~	625,619	780,051	154,432
Other financial assets	Amortized cost		8,688	9,868	1,180
			634,307	789,919	155,612
Allowance for unused credit commitments	Allowance for unused credit commitments		72,793	132,261	59,468
		~~W~~	707,100	922,180	215,080

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.Basis of Preparation, continued

(d)Changes in Accounting Policies, continued

(ii) K-IFRS No.1109 Financial Instruments, continued

ⓒ Hedge accounting

The Company has elected to adopt the new general hedge accounting model in K-IFRS No.1109.  This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company uses swap contracts to hedge the variability in cash flows arising from changes in interest rates and foreign exchange rates relating to borrowings and debentures.

The effective portion of changes in fair value of hedging instruments is accumulated in a cash flow hedge reserve as a separate component of equity.

There was no effect of adjustments arising from application of K-IFRS No.1109 hedge accounting requirements on the amounts presented as of January 1, 2018.

ⓓ Transition

Changes in accounting policies resulting from the adoption of K-IFRS No.1109 have been applied retrospectively, except as described below.

The Company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements.  Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of K-IFRS No.1109 are recognized in retained earnings and reserves as at January 1, 2018.  Accordingly, the information presented for 2017 does not generally reflect the requirements of K-IFRS No.1109 but rather those of K-IFRS No.1039.

The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

- The determination of the business model within which a financial asset is held.

- The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

- The designation of certain investments in equity instruments not held for trading as at FVOCI.

All hedging relationships designated under K-IFRS No.1039 at December 31, 2017 met the criteria for hedge accounting under K-IFRS No.1109 at January 1, 2018 and are therefore regarded as continuing hedging relationships.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below.  The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except for those as disclosed in note 2.(4).

(a)	Investments in associates and subsidiaries in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements.  The Company applied the cost method to investments in associates and subsidiaries, at cost.

Dividend from investments in associates and subsidiaries is recognized when the right to receive the dividend is authorized.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c)	Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset - accounting policies adopted from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”). When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets at the first day of the Company’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (refer to note 7).  On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model - accounting policies adopted from January 1, 2018

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. This includes management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessing the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received);

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered sales.

A portfolio of financial assets that meets the definition of trading or whose performance is valued on a fair value basis is measured at fair value through profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

Contractual cash flows are solely payments of principal and interest on the principal amount outstanding - accounting policies adopted from January 1, 2018

The principal amount is defined as the fair value at initial recognition of the financial asset.  Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

To assess this, the Company considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjusts the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features;

- Terms and conditions that limit our claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (but unpaid) and the prepayment feature meets this condition when the fair value of the feature is insignificant at initial recognition of the financial asset.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

Subsequent measurement and profit or loss - accounting policies adopted from January 1, 2018

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, please refer to note 3.(d) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

Financial asset - accounting policies applied before January 1, 2018

Financial assets are classified into financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets, and derivative financial assets.

Subsequent measurement and profit or loss - accounting policies applied before January 1, 2018

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, please refer to note 3.(d) for derivative financial assets designated as the hedging instruments.

Held-to-maturity investments	Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.
Loans and receivables	Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.
Available-for-sale financial assets

Subsequent to initial recognition, they are measured at fair value.  However, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(iii) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting - accounting policies adopted from January 1, 2018

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge.  The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(d) Derivative financial assets, continued

(ii) Cash flow hedge - accounting policies adopted from January 1, 2018

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. Effective portions of the change in the fair value of the derivative recognized in other comprehensive income limit the cumulative change in the fair value of the hedged item determined on the basis of present value from the inception of the hedge. Ineffectiveness of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction, the cumulative amount of the hedge reserve and the cost of the hedge are left in the equity item until the non-financial item is initially recognized and the amount is included in the cost of the non-financial item. In the case of cash flow hedges that are not the case, the amount is reclassified to profit or loss as a reclassification adjustment for the period in which the hedged expected cash flows affect profit or loss.

If future cash flows of hedged items are no longer expected, the accumulated cash flow hedge reserve and the costs of hedging are reclassified to profit or loss immediately.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(d) Derivative financial assets, continued

(iii) Net-investment hedge - accounting policies adopted from January 1, 2018

If a derivative or non-derivative financial liability is designated as a hedging instrument for a net investment in a foreign operation, an effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income in the case of a non-derivative instrument and presented as a transaction reserve in equity. Ineffectiveness is recognized immediately in profit or loss.

The amounts recognized in other comprehensive income are reclassified to profit or loss as reclassification adjustments at the disposal of the foreign operation.

(iv) Derivatives and Hedge Accounting - accounting policies applied before January 1, 2018

The accounting polices applied in the comparative financial statements in 2017 are similar with those applied in 2018.

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices.  A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique.  Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same.  Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.  Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.  However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(f)	Impairment of financial assets

(i) Impairment of financial assets - accounting policies adopted from January 1, 2018

The Company recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost.

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12 month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less

- Significant changes in credit rating

- Specified overdue pool segment (Personal card assets past due over seven days, etc.)

The Company considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

When estimating ECLs, The maximum period is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(f)	Impairment of financial assets, continued

(i) Impairment of financial assets - accounting policies adopted from January 1, 2018, continued

Evidence that financial assets impaired includes the following observable information.

●	Significant financial difficulty of the borrower or issuer
●	Default or delinquency in interest or principal payments
●	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
●	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
●	The disappearance of an active market for a security
●

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

If there is no reasonable expectation for the recovery of all or some of the contractual cash flows of the financial asset, remove the asset. For individual customers, based on past experience in recovering similar assets, the Company deducts the carrying amount if a financial asset is more than 180 days overdue and evaluate whether there is reasonable expectation of recovery for corporate customers to evaluate the timing and amount separately. The Company does not expect to significantly recover the amounts. However, each financial asset may be subject to recovery activities in accordance with the Company's procedures for the recovery of the expired amounts.

(ii) Impairment of financial assets - accounting policies applied before January 1, 2018

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss, is impaired.  A financial asset is impaired if objective evidence indicates that loss events have occurred after the initial recognition of the asset, and that they had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, a financial asset is not impaired by the expected future loss event.

Objective evidence that financial assets are impaired includes the following loss events:

●	Significant financial difficulty of the borrower or issuer
●	Default or delinquency in interest or principal payments
●	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
●	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
●	The disappearance of an active market for a security
●

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

In addition to the types of events above, objective evidence of impairment for an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an equity instrument below its cost.  If there is objective evidence of impairment, the impairment losses measured by the following financial asset categories are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(f)	Impairment of financial assets, continued

(ii) Impairment of financial assets - accounting policies applied before January 1, 2018

Loans and receivables

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

The impairment loss of loans and receivables measured at amortized cost which is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.  When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.  Such impairment losses shall not be reversed.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Held-to-maturity financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  The impairment losses of held-to-maturity financial assets and available-for-sale financial assets are recognized by reducing the carrying amount directly.  When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.  The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.  The impairment losses on held-to-maturity financial assets are reduced from the carrying amount directly.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(g)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located.  The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.  After first recognition, property and equipment are recognized as book value, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment are recognized in other operating income.

The estimated useful lives and depreciation methods are as follows.

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  The change is accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

Finance lease

A finance lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including unguaranteed residual value, if any.  The difference between the finance lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposal of lease asset.  Additionally, the lease payments received are recognized as collection of finance lease receivable and interest income, determined using the effective interest rate.  The Company also recognizes initial direct costs incurred in negotiating and arranging a finance lease, included as part of net investment, and those costs are expensed as an adjustment to revenue over the lease term.

Operating lease

For an operating lease, revenue is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Company.  The Company also recognizes initial direct costs incurred in negotiating and arranging an operating lease, as a separated asset.  The depreciation for leased assets is consistent with the Company’s depreciation for similar assets.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(j)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets related to employee benefit and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).  The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.

(k)	Non-derivative financial liabilities

Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of a financial liability.  Financial liabilities are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition.  Financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities

The financial liabilities that are not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at fair value less transaction costs that are directly attributable to the issuance upon initial recognition.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

The Company removes a financial liability from its separate statement of financial position only when it is extinguished – i.e. when its contractual obligations are discharged, cancelled or expired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(l)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)Other long-term employee benefits

The Company’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  That benefit is discounted to determine its present value.  Remeasurements are recognized in profit or loss in the period in which they arise.

(iii) Post-employment benefit plan

The Company has introduced both a defined benefit pension plan and defined contribution pension plan.      Employees have a right to choose one of those pension plans.

Defined contribution plans

The Company has no further payment obligations once the contributions have been paid, which are classified as a defined contribution plan.  The contributions are recognized as an expense, unless included in the cost of an asset.  If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or cash refund.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.                     The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(l)	Employee benefits, continued

(iv) Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(m)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation.  The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions with regard to litigation and unused credit commitments for credit purchases and cash advances.  Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default.  In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(n)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.  When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income.  Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(o)	Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(p)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Company has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(q)	Revenue from contracts with customers

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation).  However, the Company recognizes service charges from delinquent cardholders on cash basis.  Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan.  The amortization of deferred fee is recognized as operating revenue or expense by the effective interest rate method.

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income.  The Company provides awards, in the form of price discounts or by offering a variety of gifts.  The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable.  The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. The amount allocated to the points is regarded as consideration payable to the customer and recognized as a reduction of fee and commission income.

(s)	Finance income and finance costs

The Company’s Finance income and finance costs consist of:

- Interest income

- Interest expense

- Dividend income

- Net income or loss on financial assets measured at fair value through profit or loss

- Net income or loss on foreign currency transactions

- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost

- Remeaseurement gains on acquirer’s previously held equity interest in the acquiree at its acquisition-date fair value.

- Loss of changes in fair value of contingent consideration classified as a financial liability

- Hedge ineffectiveness recognized in profit or loss

- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense was recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit-impaired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(t)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(u)Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not mandatory for the Company for an annual period beginning after January 1, 2018, and the Company has not early adopted them.

(i) K-IFRS No.1116 Leases

K-IFRS No.1116 Leases, issued on May 22, 2017, shall be applied for annual periods beginning on or after January 1, 2019, but may be applied earlier. This Standard will replace the current K-IFRS No.1017 Leases , K-IFRS No.2104 Determining whether an Arrangement contains a Lease, K-IFRS No.2015 Operating Leases-Incentives K-IFRS No.2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract the Company determines whether the contract is, or contains, a lease, and at the date of initial application, identifies whether the contract is, or contains, a lease. The lessee and the lessor shall account for each lease component of the contract as a lease, separately from the non-lease component in a contract that is, or contains, a lease.

The lessee shall recognize a right-of-use asset that represents the right to use and a lease liability that represents an obligation to pay the lease fee. However, for short-term lease payments and payments for leases of low-value assets, exceptions to this Standard may be selected. In addition, the lessee may use the practical expedient for each lease component and its associated lease component as a single lease component, rather than separating it from separating it from the lease component.

Lessor accounting has not changed significantly from the current K-IFRS No.1017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No.1116 Leases, continued

ⓐ Lessee accounting

Application of K-IFRS No.1116 Leases

The lessee may apply either retrospectively to each prior reporting period presented applying K-IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors (full retrospective approach) or retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application (‘cumulative catch-up’ transition method).

As of 1 January 2019, the Company plans to apply the cumulative catch-up transition method for initial application of K-IFRS No.1116.  Consequently, the cumulative effect of applying K-IFRS No.1116 is adjusted for retained earnings at the date of initial application and the comparative financial statements will not be restated.

Financial impact of K-IFRS No.1116 Leases

In order to assess the financial impact of the initial application of K-IFRS No.1116, the Company evaluated the effect on its financial statements in 2019 on the basis of the circumstances and available information as of January 1, 2019.

The total amount of the minimum lease payments before discounting of the assets currently used as operating leases is ~~W~~59,072 million, and if discounted at the lessee's incremental borrowing interest rate, it is ~~W~~56,682 million. However, the Company will apply practical expedients to all (or part) contracts that are, or contain, leases to account for each lease component and associated non-lease component as a single lease component.

As a result of a detailed analysis of the impact on the financial statements, the Company expects that the right-of-use assets and lease liabilities will increase by ~~W~~49,569 million and ~~W~~50,934 million, respectively, as of January 1, 2019.  However, the financial impact assessment may change depending on the additional information available in the future.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3. Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No.1116 Leases, continued

ⓑ Lessor accounting

Application and financial impact of K-IFRS No.1116 Leases

As a lessor, the Company specifically assessed the effect on the financial statements of significant changes in the accounting for the identification of lease contracts and the separation of lease components in accordance with K-IFRS No.1116.

Interest income for the year ended December 31, 2019 are not expected to be affected by financing lease receivables as of January 1, 2019. However, this may change depending on the additional information available in the future.

If the Company is an intermediate lessor, the Company reassesses the classification of operating leases or financing leases in accordance with K-IFRS No.1116 for subleases classified as operating leases before the date of initial application and maintained at the date of initial application. If the lease is classified as a financing lease as a result of the reassessment, it is accounted for as a new financing lease entered at the date of initial application.

Based on the situation and information available as of January 1, 2019, the Company evaluated the specific financial effects with a new financing lease and is expected to have no impact on the lease payments receivable as of January 1, 2019 and the interest revenue for the year ended December 31, 2019. However, this may change depending on the additional information available in the future.

(ii) The following amendments are expected not to have a material effect on the Company.

-K-IFRS No.2123 Uncertainty over Income Tax Treatments

-Amendments to K-IFRS No.1109 Financial Instruments: Prepayment Features with Negative Compensation

-Amendments to K-IFRS No.1028 Investments in Associates and Joint Ventures: Long-term Interests in Associates and Joint Venture

-Amendments to K-IFRS No.1019 Employee Benefits: Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan

-Annual improvements to K-IFRS 2015-2017 Cycle

-Amendments to the Conceptual Framework for Financial Reporting

-K-IFRS No.1117 Insurance Contracts

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these separate financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters.  The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital.  On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system.  The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial Risk Management, continued

(a)	General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade).  It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target.  With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv)Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial Risk Management, continued

(a)	General information of risk management, continued

(iv)Enterprise crisis management system, continued

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented.  For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

(v)Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers.  The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries.  The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality.  The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial Risk Management, continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Application of credit risk management includes not only all the transactions in these separate financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II.  The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(b)	Credit risk, continued

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk.  Exposure to credit risk of the Company as of December 31, 2018 and 2017 is as follows.  Cash held by the Company is excluded.

		2018	2017

Due from banks and credit card assets at amortized cost, etc. (*1),(*2)
Banks	~~W~~	647,733	450,295
Household		23,651,502	22,014,676
Credit sales		12,627,203	11,570,580
Cash advances		1,848,767	1,844,254
Card loans		5,782,694	5,478,557
Installment finance and others		3,392,838	3,121,285
Government/Public institution/ The Bank of Korea		21,375	19,114
Corporate		2,234,123	1,646,355
		26,554,733	24,130,440

Financial assets at FVTPL
Debt securities		1,579	-
Beneficiary certificates		950,153	-
Available-for-sale financial assets Debt securities		-	1,953
		27,506,465	24,132,393

Derivative financial assets		310	3,680
Other assets (*1)
Other financial assets		658,052	674,003
	~~W~~	28,164,827	24,810,076

(*1) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

(*2) The carrying amount of financial instruments as of December 31, 2017 is classified as loans and receivables under the measurement categories of K-IFRS No.1039.

As of December 31, 2018 and 2017, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~71,896,628 million, ~~W~~63,745,952 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card assets at amortized cost, etc. by internal credit rating as of December 31, 2018 is as follows:

		2018
		12 month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	647,618	114	-	-	44	647,776	(43)	647,733
Household
Credit sales		10,495,592	489,901	1,026,112	789,335	61,182	12,862,122	(234,919)	12,627,203
Cash advances		924,041	313,328	207,682	504,706	36,464	1,986,221	(137,454)	1,848,767
Card loans		3,943,961	790,977	550,799	683,270	67,597	6,036,604	(253,910)	5,782,694
Installment finance and others		2,452,384	615,923	116,537	136,296	262,173	3,583,313	(190,475)	3,392,838
		17,815,978	2,210,129	1,901,130	2,113,607	427,416	24,468,260	(816,758)	23,651,502
Government/Public institution/ The Bank of Korea		21,375	-	-	-	-	21,375	-	21,375
Corporate		970,573	1,177,484	10,344	89,797	7,274	2,255,472	(21,349)	2,234,123
	~~W~~	19,455,544	3,387,727	1,911,474	2,203,404	434,734	27,392,883	(838,150)	26,554,733

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2018 is as follows:

		2018
		Loan commitments and other credit-related liabilities
		12 month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	66,104,634	3,625,590	-	69,730,224
Normal		1,646,082	510,083	-	2,156,165
Impairment		-	-	10,239	10,239
	~~W~~	67,750,716	4,135,673	10,239	71,896,628

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

(iii) Analysis of past due and impaired amounts

Set out below is an analysis of past due and impaired amounts of due from banks, loans and receivables and debt securities as of December 31, 2017.

		2017
		Neither past due nor impaired	Past due but not impaired	Impaired	Total

Banks	~~W~~	450,296	-	-	450,296
Household
Credit sales		11,448,503	204,951	48,392	11,701,846
Cash advances		1,818,544	73,912	28,224	1,920,680
Card loans		5,505,138	132,285	56,497	5,693,920
Installment finance and others		2,961,449	83,488	263,754	3,308,691
		21,733,634	494,636	396,867	22,626,137
Government/Public institution/ The Bank of Korea		18,063	1,050	1	19,114
Corporate		1,531,073	119,913	12,479	1,663,465
		23,733,066	615,599	409,347	24,758,012
Allowance for doubtful accounts		(270,083)	(86,672)	(268,864)	(625,619)
	~~W~~	23,462,983	528,927	140,483	24,132,393

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(b)	Credit risk, continued

(iv) Information about the credit quality of due from banks and loans and receivables that are neither past due nor impaired as of December 31, 2017 is as follows:

		2017
		Outstanding	Normal	Total(*)

Banks	~~W~~	450,145	150	450,295
Household
Credit sales		10,297,657	1,077,162	11,374,819
Cash advances		1,067,739	705,833	1,773,572
Card loans		4,171,608	1,202,669	5,374,277
Installment finance and others		2,403,017	548,511	2,951,528
		17,938,714	3,534,175	21,474,196
Government/Public institution/ The Bank of Korea		18,063	-	18,063
Corporate		571,400	949,029	1,520,429
	~~W~~	18,979,629	4,483,354	23,462,983

(*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination                               costs, and present value discount account.

(v) Analysis of the age of loans and receivables that are past due but not impaired

Management of the Company considers accounts that are past due for less than 90 days as not impaired, unless other information can demonstrated that this is not the case.  Analysis of the aging of loans and receivables that are past due but not impaired as of December 31, 2017 is as follows:

		2017
		Less than 30 days	After 30 days through 60 days	After 60 days through 90 days	Total (*)

Banks	~~W~~	-	-	-	-
Household
Credit sales		161,782	11,688	5,637	179,107
Cash advances		50,993	6,463	3,328	60,784
Card loans		79,790	6,773	4,122	90,685
Installment finance and others		72,994	3,999	1,674	78,667
		365,559	28,923	14,761	409,243
Government/Public institution/The Bank of Korea		1,050	-	-	1,050
Corporate		109,973	6,415	2,246	118,634
	~~W~~	476,582	35,338	17,007	528,927

(*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(b)	Credit risk, continued

(vi) Analysis of financial assets that are individually and collectively determined to be impaired.

Financial assets that are individually and collectively determined to be impaired as of December 31, 2017 are as follows:

			2017

Financial assets that are individually determined to be impaired(*)	Debt securities	~~W~~	1,953
Financial assets that are collectively determined to be impaired(*)	Loans and receivables		138,530
		~~W~~	140,483

(*) The amounts are measured as net of allowance for doubtful accounts.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows.  It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky.  The Company has prepared contingency plans for various liquidity crises.

(i)Non-derivatives

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2018 and 2017 is as follows.  Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	341,217	-	-	-	-	-	341,217
Credit card assets at amortized cost, etc.		9,874,876	5,725,393	3,379,009	3,703,051	5,521,849	231,073	28,435,251
Financial assets at FVTPL		953,943	-	-	-	-	-	953,943
Financial assets at FVOCI		-	-	-	-	-	34,519	34,519
Other financial assets		590,173	63	417	-	-	81,338	671,991
	~~W~~	11,760,209	5,725,456	3,379,426	3,703,051	5,521,849	346,930	30,436,921
Liabilities:
Borrowings	~~W~~	262,650	328,212	92,156	186,343	4,194,755	-	5,064,116
Debentures		154,936	577,349	1,042,465	1,861,810	11,156,293	208,318	15,001,171
Other financial liabilities		2,837,645	15,155	22,505	41,151	208,763	42,296	3,167,515
	~~W~~	3,255,231	920,716	1,157,126	2,089,304	15,559,811	250,614	23,232,802
Off-balance item(*):
Guarantee	~~W~~	63,468	-	-	-	-	-	63,468
Unused credit commitments		71,896,628	-	-	-	-	-	71,896,628
	~~W~~	71,960,096	-	-	-	-	-	71,960,096

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(c)	Liquidity risk, continued

(i)Non-derivatives, continued

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	291,547	-	-	-	-	-	291,547
Loans and receivables		9,143,377	5,163,695	3,077,541	3,333,517	4,810,130	211,295	25,739,555
Trading financial assets		803,252	-	-	-	-	-	803,252
Available-for-sale financial assets		-	-	-	-	-	34,585	34,585
Other financial assets		607,762	23	726	-	-	77,117	685,628
	~~W~~	10,845,938	5,163,718	3,078,267	3,333,517	4,810,130	322,997	27,554,567
Liabilities:
Borrowings	~~W~~	402,833	28,675	234,481	478,994	3,093,933	-	4,238,916
Debentures		156,579	429,712	860,437	1,462,413	9,319,378	234,504	12,463,023
Other financial liabilities		2,969,702	17,574	25,569	102,338	182,145	41,614	3,338,942
	~~W~~	3,529,114	475,961	1,120,487	2,043,745	12,595,456	276,118	20,040,881
Off-balance item(*)
Guarantee	~~W~~	23,700	-	-	-	-	-	23,700
Unused credit commitments		63,745,952	-	-	-	-	-	63,745,952
	~~W~~	63,769,652	-	-	-	-	-	63,769,652

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(c)	Liquidity risk, continued

(ii)Derivatives

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2018 and 2017 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid.
-	Net settlement: net amount of cash received or paid.

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	~~W~~	(271)	(793)	(1,093)	(2,543)	(17,177)	(21,877)
Gross settlement cash inflow		892	-	1,004	112,784	-	114,680
Gross settlement cash outflow		(522)	-	(522)	(114,972)	-	(116,016)
	~~W~~	99	(793)	(611)	(4,731)	(17,177)	(23,213)

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash inflow (outflow)	~~W~~	(311)	(679)	(398)	(224)	4,021	2,409
Gross settlement cash inflow		589	-	667	1,416	109,478	112,150
Gross settlement cash outflow		(545)	-	(522)	(1,044)	(116,017)	(118,128)
	~~W~~	(267)	(679)	(253)	148	(2,518)	(3,569)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF(Money Market Fund) and MMT(Money Market Trust) in the case of trading assets and only foreign exchange rate risk of foreign currency equity securities and foreign currency deposits because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps.  The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle.  The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR(Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service.  The following represents the Company’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2018 and trading financial assets as of December 31, 2017 that are exposed to the respective risks:

		2018
		Average	High	Low	At December 31
Interest rate risk	~~W~~	3,949	6,079	2,618	4,770

		2017
		Average	High	Low	At December 31
Interest rate risk	~~W~~	4,825	7,036	2,765	4,016

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk.  The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation.  Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel.  Financial assets of low sensitivity were excluded.

Interest rate VaR and EaR of non-trading positions as of December 31, 2018 and 2017 are as follows:

		2018	2017
Interest rate VaR	~~W~~	163,804	147,932
Interest rate EaR		19,453	28,766

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method.  Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date.  Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time.  Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial Risk Management, continued

(d)	Market risk, continued

(iii)Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currency other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2018 and 2017 are as follows:

(In millions of U.S. dollars, millions of Indonesia Rupiah, millions of Kazakhstan Tenge, and millions of won)
	2018
	Foreign currency				Won equivalent
	USD	IDR	KZT
Deposit	1	-	-	~~W~~	18
Debentures	(100)	-	-		(111,810)
On-balance exposure	(99)	-	-		(111,792)

Derivatives	100	-	-		111,810
Guarantee	(7)	(7,000,000)	(1,000)		(63,468)
Off-balance exposure	93	(7,000,000)	(1,000)		48,342
Net position	(6)	(7,000,000)	(1,000)	~~W~~	(63,450)

(In millions of U.S. dollars and millions of won)
	2017
	Foreign currency (USD)		Won equivalent

Deposit	1	~~W~~	31
Debentures	(100)		(107,140)
On-balance exposure	(99)		(107,109)

Derivatives	100		107,140
Off-balance exposure	100		107,140
Net position	1	~~W~~	31

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk, and market risk.  By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business.  The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2018, the Company complied with the regulatory requirement for the adjusted equity capital ratio.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method.  In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables).  Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.Significant Estimates and Judgments, continued

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets.  The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities.  However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

6.Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments.  If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at fair value through profit or loss

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds, etc. is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at fair value through other comprehensive income

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2018 and 2017 are summarized as follows:

		2018
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	950,153	-	950,153
Debt securities at FVTPL		-	-	1,579	1,579
Equity securities at FVTPL		-	-	2,211	2,211
Derivative financial assets for hedging		-	310	-	310
Equity securities at FVOCI		-	-	34,519	34,519
	~~W~~	-	950,463	38,309	988,722
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	23,293	-	23,293

		2017
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates held for trading	~~W~~	-	803,252	-	803,252
Derivative financial assets for hedging		-	3,680	-	3,680
Available-for-sale debt securities		-	-	1,953	1,953
Available-for-sale equity securities		-	-	32,632	32,632
	~~W~~	-	806,932	34,585	841,517
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	7,960	-	7,960

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Available-for-sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2018	~~W~~	-	-	-	1,953	32,632	34,585
Effect of changes in accounting policies		1,955	1,501	31,129	(1,953)	(32,632)	-
Net loss on valuation of financial assets at FVTPL		(376)	-	-	-	-	(376)
Net changes in the unrealized fair value of FVOCI		-	-	3,290	-	-	3,290
Acquisition		-	710	300	-	-	1,010
Disposal		-	-	(200)	-	-	(200)
Balance at December 31, 2018	~~W~~	1,579	2,211	34,519	-	-	38,309

		2017
		Available-for-sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2017	~~W~~	1,368	27,482	28,850
Reversal of impairment loss		3,791	-	3,791
Other comprehensive income		-	3,150	3,150
Acquisition		-	2,000	2,000
Disposal		(3,206)	-	(3,206)
Balance at December 31, 2017	~~W~~	1,953	32,632	34,585

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2018 and 2017 is as follows:

	2018
	Valuation techniques	Type of financial instruments		Book value	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary certificates	~~W~~	950,153	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		310	Discount rate Exchange rate Volatility, etc.
			~~W~~	950,463
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	23,293	Discount rate Exchange rate Volatility, etc.

	2017
	Valuation techniques	Type of financial instruments		Book value	Significant inputs
Trading financial assets :
	Sum of acquisition cost and accrued interest	Beneficiary certificates	~~W~~	803,252	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		3,680	Discount rate Exchange rate Volatility, etc.
			~~W~~	806,932
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	7,960	Discount rate Exchange rate Volatility, etc.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2018 and 2017 is as follows:

	2018
Valuation techniques	Type of financial instruments		Book value	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	3,790	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		34,519	Discount rate Growth rate	8.43% ~ 14.14% 0.00%
		~~W~~	38,309

	2017
Valuation techniques	Type of financial instruments		Book value	Significant unobservable inputs	Range of estimates for unobservable inputs

Available-for-sale financial assets:
Net asset value	Debt securities	~~W~~	1,953	-	-
Discounted cash flow, etc.	Equity securities		28,318	Discount rate Growth rate	11.56% ~ 13.31% 0.00%
Cost method	Equity securities		4,314	-	-
		~~W~~	34,585

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

			2018
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	4,049	(1,685)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value.  Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents.  Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card assets at amortized cost, etc.

Fair value of credit card assets at amortized cost, etc. is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price.  Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2017 are as follows:

		2018
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Cash	~~W~~	1	-	-	1	1
Deposits		341,216	-	-	341,216	341,216
Credit card assets		22,273,905	(50,389)	(793,258)	21,430,258	21,758,167
Loans		990,055	463	(16,567)	973,951	988,500
Installment assets		2,637,422	31,322	(18,694)	2,650,050	2,661,155
Lease assets		1,169,555	(666)	(9,631)	1,159,258	1,167,164
Other assets		671,991	(2,862)	(11,077)	658,052	658,181
	~~W~~	28,084,145	(22,132)	(849,227)	27,212,786	27,574,384
Financial liabilities
Borrowings	~~W~~	4,910,631	-	-	4,910,631	4,888,358
Debentures in won		14,040,000	(8,487)	-	14,031,513	14,093,377
Debentures in foreign currency		111,810	(35)	-	111,775	112,977
Other liabilities		3,167,515	(14,964)	-	3,152,551	3,153,721
	~~W~~	22,229,956	(23,486)	-	22,206,470	22,248,433

		2017
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits	~~W~~	291,547	-	-	291,547	291,547
Credit card assets		20,481,270	(45,828)	(595,431)	19,840,011	20,058,137
Loans		754,023	586	(10,603)	744,006	752,827
Installment assets		2,247,625	29,623	(12,611)	2,264,637	2,287,780
Lease assets		997,570	(357)	(6,974)	990,239	990,435
Other assets		685,628	(2,937)	(8,688)	674,003	673,570
	~~W~~	25,457,663	(18,913)	(634,307)	24,804,443	25,054,296
Financial liabilities
Borrowings	~~W~~	4,115,795	-	-	4,115,795	3,978,362
Debentures in won		11,747,000	(7,119)	-	11,739,881	11,683,595
Debentures in foreign currency		107,140	(95)	-	107,045	107,693

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

Other liabilities		3,284,174	(11,558)	-	3,272,616	3,271,395
	~~W~~	19,254,109	(18,772)	-	19,235,337	19,041,045

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separate statement of financial position as of December 31, 2018 and 2017 is as follows:

			2018
			Level 1	Level 2		Level 3		Total
Financial assets
Cash	~~W~~	1		-	-		1
Deposits		341,166		50	-		341,216
Credit card assets		-		-	21,758,167		21,758,167
Loans		-		-	988,500		988,500
Installment assets		-		-	2,661,155		2,661,155
Lease assets		-		-	1,167,164		1,167,164
Other assets		-		-	658,181		658,181
	~~W~~	341,167		50	27,233,167		27,574,384
Financial liabilities:
Borrowings	~~W~~	-		-	4,888,358		4,888,358
Debentures in won		-		-	14,093,377		14,093,377
Debentures in foreign currency		-		-	112,977		112,977
Other liabilities		-		-	3,153,721		3,153,721
	~~W~~	-		-	22,248,433		22,248,433

			2017
			Level 1	Level 2	Level 3	Total
Financial assets
Deposits	~~W~~	291,159		388	-	291,547
Credit card assets		-		-	20,058,137	20,058,137
Loans		-		-	752,827	752,827
Installment assets		-		-	2,287,780	2,287,780
Lease assets		-		-	990,435	990,435
Other assets		-		-	673,570	673,570
	~~W~~	291,159		388	24,762,749	25,054,296
Financial liabilities:
Borrowings	~~W~~	-		-	3,978,362	3,978,362
Debentures in won		-		-	11,683,595	11,683,595
Debentures in foreign currency		-		-	107,693	107,693
Other liabilities		-		-	3,271,395	3,271,395
	~~W~~	-		-	19,041,045	19,041,045

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2018 and 2017 are summarized as follows:

		2018
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	341,217	-	-	341,217
Financial assets at FVTPL		953,943	-	-	-	953,943
Derivative assets		-	-	-	310	310
Credit card assets at amortized cost, etc.		-	26,213,517	-	-	26,213,517
Financial assets at FVOCI		-	-	34,519	-	34,519
Other assets		-	658,052	-	-	658,052
	~~W~~	953,943	27,212,786	34,519	310	28,201,558

		2017
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	291,547	-	-	291,547
Trading financial assets		803,252	-	-	-	803,252
Derivative assets		-	-	-	3,680	3,680
Loans and receivables		-	23,838,893	-	-	23,838,893
Available-for-sale financial assets		-	-	34,585	-	34,585
Other assets		-	674,003	-	-	674,003
	~~W~~	803,252	24,804,443	34,585	3,680	25,645,960

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.Categories of Financial Instrument, continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2018 and 2017 are summarized as follows:

		2018
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	23,293	23,293
Borrowings		4,910,631	-	4,910,631
Debentures		14,143,288	-	14,143,288
Other liabilities		3,152,551	-	3,152,551
	~~W~~	22,206,470	23,293	22,229,763

		2017
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	7,960	7,960
Borrowings		4,115,795	-	4,115,795
Debentures		11,846,926	-	11,846,926
Other liabilities		3,272,616	-	3,272,616
	~~W~~	19,235,337	7,960	19,243,297

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.Categories of Financial Instrument, continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	20	-	55,567	55,587	-
Financial assets at amortized cost		1,987,231	-	1,484,645	(1,252,098)	-	(454,577)	46,807	1,821,008	-
Financial assets at FVOCI		-	-	-	-	1,373	-	-	1,373	2,385
Derivative for hedge		-	-	-	-	-	-	-	-	(1,764)
		1,987,231	-	1,484,645	(1,252,098)	1,393	(454,577)	102,374	1,868,968	621
Financial liabilities:
Financial liabilities at amortized cost		-	(421,943)	-	-	-	-	(5,141)	(427,084)	-
Derivative for hedge		-	-	-	-	-	-	4,670	4,670	(15,181)
		-	(421,943)	-	-	-	-	(471)	(422,414)	(15,181)
	~~W~~	1,987,231	(421,943)	1,484,645	(1,252,098)	1,393	(454,577)	101,903	1,446,554	(14,560)

		2017
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment Reversal (loss)	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Trading financial assets	~~W~~	-	-	-	-	-	-	11,167	11,167	-
Loans and receivables		1,858,123	-	2,433,487	(2,264,217)	-	(280,648)	34,330	1,781,075	-
Available-for-sale financial assets		-	-	-	-	12,400	3,791	250,572	266,763	(150,392)
Derivative for hedge		-	-	-	-	-	-	(6,056)	(6,056)	2,739
		1,858,123	-	2,433,487	(2,264,217)	12,400	(276,857)	290,013	2,052,949	(147,653)
Financial liabilities:
Financial liabilities at amortized cost		-	(370,842)	-	-	-	-	13,535	(357,307)	-
Derivative for hedge		-	-	-	-	-	-	(7,790)	(7,790)	3,385
		-	(370,842)	-	-	-	-	5,745	(365,097)	3,385
	~~W~~	1,858,123	(370,842)	2,433,487	(2,264,217)	12,400	(276,857)	295,758	1,687,852	(144,268)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.Categories of Financial Instrument, continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2018 and 2017 are summarized as follows:

		2018			2017
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Loans and receivables	~~W~~	-	-	-	39,187	(4,857)	34,330
Financial assets at amortized cost		41,820	(5,629)	36,191	-	-	-
Financial liabilities at amortized cost		349	(5,490)	(5,141)	14,204	(669)	13,535
	~~W~~	42,169	(11,119)	31,050	53,391	(5,526)	47,865

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2018 and 2017 are as follows:

		2018
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	310	-	310	310	-	-
Financial liabilities:
Derivatives		23,293	-	23,293	310	-	22,983

		2017
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	3,680	-	3,680	969	-	2,711
Financial liabilities:
Derivatives		7,960	-	7,960	969	-	6,991

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2018 and 2017 are as follows:

		2018	2017

Cash	~~W~~	1	-
Deposits in won:
Deposits on demand		320,517	288,422
Current deposits		17,745	1,475
Foreign currency deposits		18	31
Time deposits		50	388
Deposit for checking accounts		31	33
Others		2,855	1,198
	~~W~~	341,217	291,547

(b)	Restricted due from banks as of December 31, 2018 and 2017 are as follows:

		2018	2017	Restrictions

Time deposits
Shinhan Bank	~~W~~	50	50	Pledged as collateral for cash advances
Korea Post		-	338	Pledged as collateral for a lease
		50	388
Other deposits
Woori Bank and others		30	33	Deposit for checking accounts
	~~W~~	81	421

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.Trading Financial Assets

(a)	Details of trading financial assets as of December 31, 2017 are as follows:

2017

MMF, etc.	~~W~~	803,252

(b)	Net income on trading financial assets for the year ended December 31, 2017 is as follow is as follows:

		2017

Gain on valuation of trading financial assets	~~W~~	252
Gain on sale of trading financial assets		10,915
	~~W~~	11,167

11.Financial assets at FVTPL

(a)	Details of financial assets at FVTPL as of December 31, 2018 are as follows and no financial assets are designated as at FVTPL.

		2018

Beneficiary certificates	~~W~~	950,153
Debt securities		1,579
Equity securities		2,211
	~~W~~	953,943

(b)	Net income on financial assets at FVTPL for the year ended December 31, 2018 is as follows:

		2018

Gain on valuation	~~W~~	153
Loss on valuation		(376)
Gain on sale		16,920
Other income		38,870
	~~W~~	55,567

(c) Dividend income on financial assets at FVTPL is ~~W~~20 million for the year ended December 31, 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2018 and 2017 are as follows:

	2018				2017
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	111,810	-	2,508	107,140	-	6,991
Interest rate swap		1,540,000	310	20,785	730,000	3,680	969
	~~W~~	1,651,810	310	23,293	837,140	3,680	7,960

(b)	Gain (loss) on derivatives

Gain (loss) on valuation of derivatives for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Gain on valuation of derivatives	~~W~~	4,670	-
Loss on valuation of derivatives		-	(7,310)
Loss on derivatives transactions		-	(6,536)
Gain (loss) on derivatives	~~W~~	4,670	(13,846)

(c)	Hedge accounting

(i) Risk management strategy

The Company deals with derivative financial instruments to avoid interest rate risk and exchange risk. The Company applies cash flow hedge accounting that utilizes interest rate swap and currency swap to avoid the risk of cash flow variability from borrowings in won, debentures in won and debentures in foreign currency due to market interest rate and foreign exchange rate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Derivatives, continued

(c)	Hedge accounting, continued

(ii) The timing of the nominal amount of the hedging instrument and the average rate as of December 31, 2018 are as follows.

		2018
		Within 1 year	Over 1 year ~ 2 years	Over 2 years ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Total

Cash flow hedge
Currency swap	~~W~~	111,810	-	-	-	-	111,810
Interest rate swap		150,000	265,000	230,000	235,000	660,000	1,540,000
	~~W~~	261,810	265,000	230,000	235,000	660,000	1,651,810
Average hedging ratio		100%	100%	100%	100%	100%	100%

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓐ The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the year ended December 31, 2018 is as follows.

		2018
		Nominal amount	Derivative assets	Derivative liabilities	Gain on derivatives	Other comprehensive income (loss)	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	111,810	-	2,508	4,670	(135)	(186)
Interest rate risk
Interest rate swap		1,540,000	310	20,785	-	(16,810)	(23,187)
	~~W~~	1,651,810	310	23,293	4,670	(16,945)	(23,373)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Derivatives, continued

(c)	Hedge accounting, continued

(iii) The effect that hedge accounting has had on the statement of financial position and statement of comprehensive income, continued

ⓑThe effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the year ended December 31, 2018 are as follows.

		2018
		Borrowings	Debentures	Interest expense	Gain (Loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	111,775	(2,106)	(4,670)	96
Interest rate swap
Debentures in won		-	1,339,005	(28,026)	-	(14,785)
Borrowings in won		200,000	-	(2,036)	-	(59)
	~~W~~	200,000	1,450,780	(32,168)	(4,670)	(14,748)

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Recognized in other comprehensive income	~~W~~	(18,702)	(5,635)
Reclassified from equity to profit or loss		(4,670)	13,846
Deferred tax effect		6,427	(2,087)
Changes in accumulated other comprehensive income, net	~~W~~	(16,945)	6,124

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.Credit card assets measured at amortized cost, etc.

(a)	Details of credit card assets measured at amortized cost, etc. as of December 31, 2018 and 2017 are as follows:

		2018	2017 (*)

Credit card assets:
Lump-sum purchases	~~W~~	5,896,229	5,448,088
Installment purchases		6,511,323	5,807,934
Cash advances		1,845,487	1,768,222
Revolving cash advances		140,738	150,581
Revolving purchases		1,603,675	1,361,988
Card loans		6,036,604	5,693,920
Restructured loans		238,998	249,627
Purchasing card		851	910
Less : Allowance for doubtful accounts		(793,258)	(595,431)
Present value discount account		(20,161)	(18,836)
Deferred loan origination fees		(30,228)	(26,992)
		21,430,258	19,840,011
Loans:
General loans		545,238	327,607
Factoring receivables		147,095	276,848
Commercial paper		297,145	148,802
Other		577	766
Less : Allowance for doubtful accounts		(16,567)	(10,603)
Add : Deferred loan origination costs		463	586
		973,951	744,006
Installment financing assets:
Installment for cars		2,623,967	2,245,384
Installment for others		13,455	2,241
Less : Allowance for doubtful accounts		(18,694)	(12,611)
Add : Deferred loan origination costs		31,322	29,623
		2,650,050	2,264,637
Lease assets:
Financing lease receivables		1,169,419	997,475
Cancelled financing lease receivables		136	95
Less : Allowance for doubtful accounts		(9,631)	(6,974)
Deferred loan origination fees		(666)	(357)
		1,159,258	990,239
	~~W~~	26,213,517	23,838,893

(*) The carrying amount of credit card assets at amortized cost, etc. as of December 31, 2017 was classified as loans and receivables under the measurement categories of K-IFRS No.1039.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13. Credit card assets measured at amortized cost etc., continued

(b)Changes in the gross carrying amount of credit card assets at amortized cost, etc. for the year ended December 31, 2018 are as follows:

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	20,069,523	3,998,634	396,355	24,464,512
12 month expected credit losses substitution		405,911	(405,506)	(405)	-
Lifetime expected credit losses substitution		(718,324)	718,907	(583)	-
Credit-impaired financial assets substitution		(49,116)	(34,306)	83,422	-
Execution		2,915,591	124,970	280,296	3,320,857
Recoveries		-	(112,889)	-	(112,889)
Write-offs		(78,866)	(174,932)	(324,351)	(578,149)
Disposal of loans		(42,665)	-	-	(42,665)
Ending balance		22,502,054	4,114,878	434,734	27,051,666
Allowance for doubtful accounts		(186,377)	(362,389)	(289,384)	(838,150)
Net carrying amount	~~W~~	22,315,677	3,752,489	145,350	26,213,516

(c) Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2018 and 2017 are as follows:

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance (*)	~~W~~	171,160	342,379	266,512	780,051
12 month expected credit losses substitution		21,233	(20,958)	(275)	-
Lifetime expected credit losses substitution		(12,724)	13,092	(368)	-
Credit-impaired financial assets substitution		(1,025)	(2,892)	3,917	-
Provision for credit loss allowance		86,602	205,700	141,421	433,723
Write-offs		(78,866)	(174,932)	(324,351)	(578,149)
Unwinding effect		-	-	(2,871)	(2,871)
Disposal of loans		(302)	-	(83)	(385)
Recoveries		-	-	189,515	189,515
Others		299	-	15,967	16,266
Ending balance	~~W~~	186,377	362,389	289,384	838,150

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.Credit card assets at amortized cost, etc., continued

(c)  Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2018 and 2017 are as follows, continued:

		2017

Beginning balance	~~W~~	723,588
Provision for allowance		265,217
Write-offs		(551,441)
Unwinding effect		(1,631)
Allowance related to disposal of loans		(1,928)
Recoveries		188,580
Others		3,234
Ending balance	~~W~~	625,619

(d)  Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2018 and 2017 are as follows:

		2018
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	316,425	59,327	257,098
One year to five years		988,140	82,158	905,982
Over five years		6,505	30	6,475
	~~W~~	1,311,070	141,515	1,169,555

		2017
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	347,413	42,671	304,742
One year to five years		742,374	54,526	687,848
Over five years		5,004	24	4,980
	~~W~~	1,094,791	97,221	997,570

(e)  Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Beginning balance	~~W~~	2,860	9,272
Increase		(28,880)	(31,317)
Decrease		26,911	24,905

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

Ending balance	~~W~~	891	2,860

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.Lease assets

(a)	Details of lease assets as of December 31, 2018 and 2017 are as follows:

		2018			2017
		Operating lease assets	Cancelled financing lease assets	Total	Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total

Acquisition cost	~~W~~	418,671	663	419,334	108,625	206	284	109,115
Accumulated depreciation		(53,683)	(70)	(53,753)	(5,488)	(7)	-	(5,495)
Book value	~~W~~	364,988	593	365,581	103,137	199	284	103,620

(b)	Lease transactions as a lessee

Future minimum lease payments as lessee under non-cancellable lease assets as of December 31, 2018 is as follows:

		2018

Less than one year	~~W~~	16,754
One year to five years		42,318
Over five years		-
	~~W~~	59,072

(c)	Lease transactions as a lessor

Future minimum lease payments as lessor under non-cancellable lease assets as of December 31, 2018 and December 31, 2017 are as follows:

		2018	2017

Less than one year	~~W~~	82,878	24,214
One year to five years		165,311	59,687
Over five years		10	12
	~~W~~	248,199	83,913

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

15.Available-For-Sale Financial Assets

(a)	Details of available-for-sale financial assets as of December 31, 2017 are as follows:

		2017

Debt securities
Corporate bonds	~~W~~	1,953
Equity securities (*)
Stock		32,630
Equity investments		2
		32,632
	~~W~~	34,585

(*) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at their acquisition cost.  The carrying amounts of those investments are ~~W~~4,314 million as of December 31, 2017.

(b)	Changes in available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

	2018				2017
		Debt securities	Equity securities	Total	Debt securities	Equity securities	Total

Beginning balance	~~W~~	1,953	32,632	34,585	1,368	240,788	242,156
Effect of changes in accounting policies		(1,953)	(32,632)	(34,585)	-	-	-
Acquisition		-	-	-	-	2,000	2,000
Disposal		-	-	-	(3,206)	(248,697)	(251,903)
Changes in fair value of available-for-sale financial assets		-	-	-	-	53,778	53,778
Exchange rate differences		-	-	-	-	(15,237)	(15,237)
Reversal of impairment loss		-	-	-	3,791	-	3,791
Ending balance	~~W~~	-	-	-	1,953	32,632	34,585

(c)	Gain on sale of available-for-sale financial assets for the year ended December 31, 2017 are as follows:

2017

Gain on sale of available-for-sale financial assets	~~W~~	250,572

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

16.Financial assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2018 are as follows:

2018

Equity instruments designated as FVOCI	~~W~~	34,519

(b)	The fair value of an equity instruments designated as FVOCI investing in equity instruments as of December 31, 2018 is as follows:

2018

Equity securities (*)	~~W~~	34,519

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Company strategic purposes.

(c)	Details of dividend income of financial assets at FVOCI for the year ended December 31, 2018 are as follows:

2018

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	1,373

(d)	Changes of financial assets at FVOCI for the year ended December 31, 2018 are as follows:

		2018

Equity securities
Beginning balance	~~W~~	-
Effect of changes in accounting policies		31,129
Acquisition		300
Disposal		(200)
Changes in fair value		3,290
Ending balance	~~W~~	34,519

(e)	There are no gains or losses on sales of financial assets at FVOCI for the year ended December 31, 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

17.Property and Equipment

(a)	Details of property and equipment as of December 31, 2018 and 2017 are as follows:

		2018
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,176	7,280	367,861	406,317
Accumulated depreciation		-	(2,270)	(316,398)	(318,668)
Ending balance	~~W~~	31,176	5,010	51,463	87,649

		2017
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,176	7,280	359,696	398,152
Accumulated depreciation		-	(2,018)	(315,190)	(317,208)
Ending balance	~~W~~	31,176	5,262	44,506	80,944

(b)	Changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,176	5,262	44,506	80,944
Acquisition		-	-	21,404	21,404
Disposal		-	-	(510)	(510)
Depreciation		-	(252)	(19,526)	(19,778)
Others		-	-	5,589	5,589
Ending balance	~~W~~	31,176	5,010	51,463	87,649

		2017
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,176	5,515	37,667	74,358
Acquisition		-	-	23,626	23,626
Disposal		-	-	(372)	(372)
Depreciation		-	(253)	(18,707)	(18,960)
Others		-	-	2,292	2,292
Ending balance	~~W~~	31,176	5,262	44,506	80,944

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

17.Property and Equipment, continued

(c)	Insured assets:

   Details of insured assets as of December 31, 2018 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	59,307

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.Intangible Assets

(a)	Details of intangible assets as of December 31, 2018 and 2017 are as follows:

		2018
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	15,613	38,170	22,562	76,345
Accumulated amortization		-	(19,999)	(10,139)	(30,138)
Impairment losses		(904)	(336)	-	(1,240)
Ending balance	~~W~~	14,709	17,835	12,423	44,967

		2017
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	15,594	32,644	12,354	60,592
Accumulated amortization		-	(13,644)	(6,490)	(20,134)
Impairment losses		(939)	-	-	(939)
Ending balance	~~W~~	14,655	19,000	5,864	39,519

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

18.Intangible Assets, continued

(b)	Changes in intangible assets for the year ended December 31, 2018 and 2017 are as follows, and amortization is included in general administrative expenses.

		2018
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	14,655	19,000	5,864	39,519
Acquisition		19	11,776	8,875	20,670
Reclassification		-	(5,787)	1,333	(4,454)
Disposal		-	(93)	-	(93)
Amortization		-	(6,355)	(3,649)	(10,004)
Impairment loss (*)		-	(336)	-	(336)
Reversal of impairment loss (*)		35	-	-	35
Discard		-	(370)	-	(370)
Ending balance	~~W~~	14,709	17,835	12,423	44,967

		2017
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,297	17,967	5,356	38,620
Acquisition		376	10,988	2,331	13,695
Reclassification		-	(3,497)	673	(2,824)
Disposal		(1,063)	-	-	(1,063)
Amortization		-	(6,458)	(2,496)	(8,954)
Reversal of impairment loss (*)		45	-	-	45
Ending balance	~~W~~	14,655	19,000	5,864	39,519

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are tested for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

19.Investments in Associates

(a)	Details of investments in associates as of December 31, 2018 and 2017 are as follows:

			2018			2017
Investee	Country	Fiscal year-end	Ownership		Book value (*)	Ownership		Book value (*)
Shinhan Finance LLC	Kazakhstan	December 31,	100%	~~W~~	10,279	100%	~~W~~	10,279
Shinhan Indo Finance	Indonesia	December 31,	50% + 1 of the shares		16,865	50% + 1 of the shares		17,518
Shinhan Microfinance Co., Ltd.	Myanmar	December 31,	100%		6.916	100%		6,916
				~~W~~	34,060		~~W~~	34,713

(*) Investments in associates are measured at acquisition cost.

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 are as follows:

		2018
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	-	-	10,279
Shinhan Indo Finance		17,518	3,940	(4,593)	16,865
Shinhan Microfinance Co., Ltd.		6,916	-	-	6,916
	~~W~~	34,713	3,940	(4,593)	34,060

		2017
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	-	-	10,279
Shinhan Indo Finance		15,730	4,290	(2,502)	17,518
Shinhan Microfinance Co., Ltd.		3,493	3,423	-	6,916
	~~W~~	29,502	7,713	(2,502)	34,713

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

19.Investments in Associates, continued

(c)	Condensed financial statements of Investee as of December 31, 2018 and 2017 are as follows:

		2018
		Assets	Liabilities	Equity	Operating revenue	Operating expenses	Profit (loss) for the year
Shinhan Finance LLC	~~W~~	13,832	3,375	10,457	2,518	(1,276)	964
Shinhan Indo Finance		80,656	89,944	(9,288)	13,667	(17,032)	(3,371)
Shinhan Microfinance Co., Ltd		8,816	2,822	5,994	2,221	(2,085)	162
	~~W~~	103,304	96,141	7,163	18,406	(20,393)	(2,245)

		2017
		Assets	Liabilities	Equity	Operating revenue	Operating expenses	Profit (loss) for the year
Shinhan Finance LLC	~~W~~	10,664	295	10,369	1,845	(1,114)	575
Shinhan Indo Finance		88,610	101,461	(12,851)	11,707	(36,667)	(30,135)
Shinhan Microfinance Co., Ltd.		7,605	1,389	6,216	871	(1,065)	(194)
	~~W~~	106,879	103,145	3,734	14,423	(38,846)	(29,754)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

20.Other Assets

(a)	Details of other assets as of December 31, 2018 and 2017 are as follows:

		2018	2017

Guarantee deposits	~~W~~	81,338	77,117
Present value discount account		(2,862)	(2,937)
Accounts receivable		469,343	495,218
Allowance for doubtful accounts		(1,045)	(1,316)
Accrued income		119,766	112,031
Allowance for doubtful accounts		(10,032)	(7,372)
Advance payments		324,035	134,945
Prepaid expenses		69,326	46,250
Others		5,522	4,297
	~~W~~	1,055,391	858,233

(b)	Changes in allowance for other assets for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Beginning balance	~~W~~	8,688	11,771
Effect of changes in accounting policies		1,180	-
Provision for credit loss allowance		20,854	15,431
Write-offs		(20,622)	(19,326)
Recoveries		977	812
Ending balance	~~W~~	11,077	8,688

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

21.Borrowings

Details of borrowings as of December 31, 2018 and 2017 are s follows:

	Interest rate (%)		2018	2017

Borrowings in won:
Commercial paper	1.91 ~ 2.58	~~W~~	1,625,000	1,090,000
General borrowings	-		-	96,300
Borrowings from Shinhan Financial Group Co., Ltd.	1.84 ~ 2.90		700,000	600,000
Bank overdrafts	-		-	78,878
SPC borrowings	1.85 ~ 2.36		2,585,631	2,250,617
		~~W~~	4,910,631	4,115,795

22.Debentures

Details of debentures as of December 31, 2018 and 2017 are as follows:

	Maturity	Interest rate (%)		2018	2017

Debentures in won	2019.01.14~2025.12.26	1.47 ~ 3.56	~~W~~	14,040,000	11,747,000
Less: discount				(8,487)	(7,119)
				14,031,513	11,739,881
Debentures in foreign currency	2019.07.05	1.83		111,810	107,140
Less: discount				(35)	(95)
				111,775	107,045
			~~W~~	14,143,288	11,846,926

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.Employee Benefits

(a)  Defined benefit plan assets and liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017

Present value of defined benefit obligations	~~W~~	247,077	233,788
Fair value of plan assets		(229,142)	(231,431)
Recognized liabilities for defined benefit obligations	~~W~~	17,935	2,357

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Defined benefit obligation	Plan assets	Net defined Benefit obligations

Beginning balance	~~W~~	233,788	(231,431)	2,357
Recognized in profit or loss as incurred:
Current service cost		17,306	-	17,306
Interest expense (income)		8,111	(9,124)	(1,013)
		25,417	(9,124)	16,293
Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		-	-	-
Financial assumptions		13,846	-	13,846
Experience adjustments.		(4,780)	-	(4,780)
- Return on plan assets		-	5,390	5,390
		9,066	5,390	14,456
Others:
Contributions paid into the plan		-	(15,131)	(15,131)
Benefits paid by the plan		(21,482)	21,154	(328)
Others (*)		288	-	288
		(21,194)	6,023	(15,171)
Ending balance	~~W~~	247,077	(229,142)	17,935

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.Employee Benefits, continued

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2018 and 2017 are as follows, continued:

		2017
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	241,396	(207,371)	34,025
Recognized in profit or loss as incurred:
Current service cost		20,327	-	20,327
Interest expense (income)		7,763	(6,656)	1,107
		28,090	(6,656)	21,434
Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		(639)	-	(639)
Financial assumptions		(7,247)	-	(7,247)
Experience adjustments.		(23,067)	-	(23,067)
- Return on plan assets		-	3,445	3,445
		(30,953)	3,445	(27,508)
Others:
Contributions paid into the plan		-	(25,255)	(25,255)
Benefits paid by the plan		(5,242)	4,406	(836)
Others (*)		497	-	497
		(4,745)	(20,849)	(25,594)
Ending balance	~~W~~	233,788	(231,431)	2,357

(*) Transfer from/to related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2018 and 2017 are as follows:

		2018		2017
		Amounts	Ratio	Amounts	Ratio

Cash and due from banks	~~W~~	40	0.0%	40	0.0%
Securities		228,571	99.8%	230,762	99.7%
Others		531	0.2%	629	0.3%
Fair value of plan assets	~~W~~	229,142	100.0%	231,431	100.0%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.Employee Benefits, continued

(d)	Actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	2018	2017

Discount rate (AA0)	3.02%	Permanent workers : 3.74% Operating workers : 3.92% Temporary workers : 2.44%
Future salary increasing rate	1.80% + upgrade rate	1.80% + upgrade rate
Average expected remaining years of service	9.3 years	Permanent workers : 8.88 years Operating workers : 12.08 years Temporary workers : 1.17 years

(e)	Sensitivity analysis

This analysis is based on actuarial assumptions variances that the Company considered to be reasonably possible at the reporting date.

		Changes in the amount of defined benefit obligations

Discount rate (1%p decrease)	~~W~~	21,099
Discount rate (1%p increase)		(18,748)
Future salary increasing rate (1%p decrease)		(19,148)
Future salary increasing rate (1%p increase)		21,164

Sensitivity analysis does not consider the variance of all cash flows expected to occur in the plan, but provides approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~2,018 million and ~~W~~2,087 million for the years ended December 31, 2018 and 2017, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.Provisions

(a) Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	746	26,097	72,793	7,410	30,303	137,349
Effect of changes in accounting policies		-	(26,097)	59,468	-	-	33,371
Provision (reversal)		(41)	-	14,785	(1,741)	745	13,748
Payment		(676)	-	-	(316)	(999)	(1,991)
Ending balance	~~W~~	29	-	147,046	5,353	30,049	182,477

		2017
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	1,002	25,095	354,305	7,351	1,920	389,673
Provision (reversal)		(223)	51,286	(281,512)	17	29,338	(201,094)
Payment		(33)	(50,284)	-	-	(955)	(51,272)
Others		-	-	-	42	-	42
Ending balance	~~W~~	746	26,097	72,793	7,410	30,303	137,349

(b) Details of allowance for unused credit commitments as of December 31, 2018 and 2017 are as follows:

		2018	2017

Unused credit commitments	~~W~~	71,896,628	63,745,952
Allowance		147,046	72,793
Ratio (%)		0.20%	0.11%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.Provisions, continued

(c)	Changes in unused credit commitments for the year ended December 31, 2018 are as follows:

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance (*)	~~W~~	52,759	77,525	1,977	132,261
12 month expected credit losses substitution		39,525	(39,068)	(457)	-
Lifetime expected credit losses substitution		(6,238)	6,313	(75)	-
Credit-impaired financial assets substitution		(211)	(800)	1,011	-
Provision (reversal)		(27,450)	39,649	2,586	14,785
Ending balance	~~W~~	58,385	83,619	5,042	147,046

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

25.Other Liabilities

Details of other liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017

Accounts payable	~~W~~	2,500,282	2,581,605
Accrued expenses		241,957	256,274
Advances from customers		115,193	96,284
Unearned revenue		105,386	295,926
Withholdings		378,341	213,676
Guarantee deposits		305,297	292,220
Present value discount account		(14,964)	(11,558)
Advances of gift card and others		30,356	30,374
Others (*)		282,279	5,250
	~~W~~	3,944,127	3,760,051

(*) Includes point liabilities of ~~W~~275,573 million classified under the application of K-IFRS No.1115.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

26.Deferred Revenue of Customer Loyalty Programmes

Changes in deferred revenue of customer loyalty programmes for the years ended 2018 and 2017 are as follows:

		2018	2017

Beginning balance	~~W~~	196,677	189,830
Effect of changes in accounting policies (*)		(196,677)
Deferred		-	330,766
Recognition as revenue		-	(323,919)
Ending balance	~~W~~	-	196,677

(*) Classified as point liabilities in accordance with K-IFRS No.1115.

27.Equity

(a)	Details of equity as of December 31, 2018 and 2017 are as follows:

	2012	2018	2017

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		1,234	10
Accumulated other comprehensive income
Unrealized gain on valuation of available-for-sale securities		-	15,904
Unrealized gain on valuation of financial assets at FVOCI		18,289	-
Effective portion of valuation gain (loss) on cash flow hedges		(14,748)	2,197
Remeasurements of the net defined benefit obligations		(32,919)	(22,438)
		(29,378)	(4,337)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 28)		891,598	388,352
Voluntary reserve		11,216	11,216
Retained earnings(*)		3,363,158	4,106,941
		4,579,396	4,819,933
	~~W~~	6,038,691	6,303,045

(*)

~~W~~168,299 million of reserve for credit losses plans to reverse to retained earnings for the year ended December 31, 2018 and ~~W~~503,246 million of retained earning reserved for credit losses for the year ended December 31, 2017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

27.Equity, continued

(b)	Capital stock and capital surplus

As of December 31, 2018 and 2017, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Valuation of financial assets at FVOCI	Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2018	~~W~~	-	15,904	2,197	(22,438)	(4,337)
Effect of changes in accounting policies		15,904	(15,904)	-	-	-
Changes in fair value		3,290	-	-	(14,456)	(11,166)
Changes in fair value of cash flow hedges		-	-	(18,702)		(18,702)
Reclassification to profit or loss		-	-	(4,670)		(4,670)
Deferred tax effect		(905)	-	6,427	3,975	9,497
Balance at December 31, 2018	~~W~~	18,289	-	(14,748)	(32,919)	(29,378)

		2017
		Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total

Balance at January 1, 2017	~~W~~	166,296	(3,927)	(44,310)	118,059
Changes in fair value		53,778	-	27,508	81,286
Exchange rate differences		(15,237)	-	-	(15,237)
Changes in fair value of cash flow hedges		-	(5,635)	-	(5,635)
Reclassification to profit or loss		(235,992)	13,846	-	(222,146)
Deferred tax effect		47,059	(2,087)	(5,636)	39,336
Balance at December 31, 2017	~~W~~	15,904	2,197	(22,438)	(4,337)

(d)	Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

27.Equity, continued

(e)	Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of voluntary reserve as of December 31, 2018 and 2017 are as follows:

		2018	2017

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 are as follows:

Expected date of Appropriation for 2018: March 26, 2019
Date of Appropriation for 2017: March 21, 2018

(In millions of won, except dividends per share)		2018	2017
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,003,677	3,180,966
Effect of changes in accounting policies		(155,932)	-
Profit for the year		515,413	925,975
		3,363,158	4,106,941
Reversal of reserve for credit losses		168,299	-
Balance at end of year before appropriation		3,531,457	4,106,941

Appropriation of retained earnings
Transfer to reserve for credit losses		-	503,246
Cash dividends		337,745	600,018
Dividends per share (dividend as a percentage of par value): ~~W~~2,694 (53.88%) for 2018 ~~W~~4,786 (95.72%) for 2017
		337,745	1,103,264
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,193,712	3,003,677

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

28.Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between expected credit loss allowances recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2018 and 2017 are summarized as follows:

		2018	2017

Accumulated reserve for credit losses	~~W~~	891,598	388,352
Reserve for (reverse of) credit losses, scheduled		(168,299)	503,246
Effect of changes in accounting polices		(173,792)	-
Changes in 2018 and 2017		5,493	503,246
Ending balance of reserve for credit losses	~~W~~	723,299	891,598

(b) Details of profit for the year after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Profit for the year	~~W~~	515,413	925,975
Reserve for credit losses, scheduled		(5,493)	(503,246)
Profit for the year after adjusting for reserve for credit losses	~~W~~	509,920	422,729
Earnings per share after adjusting credit losses (in won)	~~W~~	4,067	3,372

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

29.Operating Revenue

(i) Details of operating revenues

Details of operating revenues for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Revenue from contracts with customers
Fee and commission income
Credit card assets	~~W~~	2,492,361	2,363,872
Consideration paid to a customer		(1,135,440)	-
Revenue from others
Interest income		1,987,231	1,858,123
Fee and commission income
Loans		488	805
Installment loans		6,170	5,323
Leases		77,163	20,034
Other		43,903	43,453
Dividend income		1,393	12,400
Gain on valuation and disposal of trading financial assets		-	11,167
Net income on financial assets at FVTPL		55,943	-
Gains related to derivatives		4,670	-
Gains on foreign currency transactions		42,169	53,391
Gains on disposal of available-for-sale financial assets		-	250,572
Reversal of impairment losses on financial assets		-	3,791
Other operating income		52,582	313,816
	~~W~~	3,628,633	4,936,747

(ii) Classification of revenue from contracts with Customers

Classification of revenue from contracts with customers for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	1,171,218	2,223,030
Insurance agency fee		65,106	56,319
Others		120,597	84,523
		1,356,921	2,363,872
Timing of revenue recognition
Transferred at a point in time		1,190,093	2,206,620
Transferred over time		166,828	157,252
	~~W~~	1,356,921	2,363,872

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

30.Earnings Per Share

Earnings per share for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2018	2017

Net income	~~W~~	515,413	925,975
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	4,111	7,386

The Company had no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2018 and 2017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

31.Share-Based Payment

Share-based payment as of December 31, 2018 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2018 are as follows:

	Granted in 2014	Granted in 2015	Granted in 2016	Granted in 2017	Granted in 2018

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2014 ~ 2016	2015 ~ 2017	2016 ~ 2018	2017 ~ 2019	2018 ~ 2020
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	29,258 shares	53,141 shares	64,846 shares	62,401 shares	55,108 shares

(ii) Granted shares and the fair value of grant date as of December 31, 2018 are as follows:

       (In won, except shares)

Grant date	Grant shares	Exercised shared	Fair value (*1)	Estimated shares (*2)
January 1, 2014	23,600	18,275	47,300	18,275
February 10, 2014	9,400	6,448	42,800	6,448
March 31, 2014	4,700	2,689	47,000	2,689
July 24, 2014	1,600	541	46,550	541
August 22, 2014	4,700	1,305	51,800	1,305
January 1, 2015	50,700	-	44,500	44,750
February 4, 2015	4,500	-	45,700	3,718
August 24, 2015	4,500	-	40,250	1,453
August 27, 2015	10,200	-	39,600	3,220
January 1, 2016	74,200	-	39,000	48,227
February 4, 2016	15,400	-	38,150	12,648
June 3, 2016	5,200	-	38,800	2,781
August 1, 2016	1,900	-	40,650	705
October 31, 2016	3,100	-	43,850	485
January 1, 2017	70,200	-	45,300	54,661
March 7, 2017	10,600	-	46,950	7,740
January 1, 2018	59,900		49,400	55,108
	354,400	29,258		264,754

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of target management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

31.Share-Based Payment, continued

(b)	Share-based compensation expense for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Share-based payment arrangements with performance conditions	~~W~~	2,170	2,895

(c)	Details of accrued expenses and the intrinsic value as of December 31, 2018 are as follows:

		Accrued expense related to compensation expenses associated with share based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	8,474	8,474

(*1)	The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2018, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

32.Net Interest Income

Details of net interest income for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Interest incomes
Cash and due from banks	~~W~~	2,303	1,829
Credit card assets (*)		1,783,362	1,686,272
Loans (*)		58,893	32,843
Installment loans (*)		95,862	93,604
Financing leases (*)		44,790	41,920
Others		2,021	1,655
		1,987,231	1,858,123

Interest expenses
Borrowings		(99,347)	(81,292)
Debentures		(316,562)	(283,839)
Others		(6,034)	(5,711)
		(421,943)	(370,842)
Net interest income	~~W~~	1,565,288	1,487,281

(*) The carrying amount of interest incomes for the year ended December 31, 2017 was from financial assets classified as loans and receivables under the measurement categories of K-IFRS No.1039.

Interest income on impaired financial assets for the years ended December 31, 2018 and 2017 are ~~W~~10,031 million and ~~W~~9,628 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

33.Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Fee and commission income
Credit card assets	~~W~~	1,356,921	2,363,872
Loans		488	805
Installment loans		6,170	5,323
Leases		77,163	20,034
Other (*)		43,903	43,453
		1,484,645	2,433,487

Fee and commission expense
Credit card assets		(1,144,217)	(2,193,424)
Installment loans		(20,980)	(21,209)
Leases		(456)	(404)
Other (*)		(86,445)	(49,180)
		(1,252,098)	(2,264,217)
Net fee and commission income	~~W~~	232,547	169,270

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members.  For the years ended December 31, 2018 and 2017, the amount of income related to debt exemption and debt suspension are ~~W~~43,898 million and ~~W~~43,446 million, respectively, and the amount of expense are ~~W~~7,498 million and ~~W~~7,657 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

34.Dividend Income

Details of dividend income for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Available-for-sale financial assets in Korean currency	~~W~~	-	11,100
Available-for-sale financial assets in foreign currency		-	1,300
Financial assets at FVTPL in Korean currency		20	-
Financial assets at FVOCI in Korean currency		1,373	-
	~~W~~	1,393	12,400

35.	Impairment Loss and Reversal on Financial Assets

Details of impairment loss and reversal on financial assets for the year ended December 31, 2017 are as follows:

		2017

Impairment loss
Loans and receivables	~~W~~	(265,217)
Other assets		(15,431)
		(280,648)
Reversal
Available-for-sale financial assets		3,791
Net impairment loss on financial assets	~~W~~	(276,857)

36.Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the year ended December 31, 2018 are as follows:

		2018

Provision for credit loss allowance
Changes in credit card assets at amortized cost, etc.	~~W~~	(433,723)
Other assets		(20,854)
Allowance for unused credit commitments		(14,785)
Provision for credit loss allowance	~~W~~	(469,362)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Relate to employees
Salaries and wages	~~W~~	162,818	167,322
Bonus		42,733	65,911
Incentive of result		27,319	17,836
Share-based compensation expense		2,170	2,895
Employee benefits		80,401	76,408
Travel		5,772	7,259
Defined benefit		16,293	21,434
Defined contribution		2,018	2,087
Honorary retirement allowance		-	56,283
		339,524	417,435
Depreciation and amortization
Depreciation		19,778	18,960
Amortization		10,004	8,954
		29,782	27,914
Other general administrative expenses
Communication		47,782	49,958
Utility		20,530	18,795
Vehicles maintenance		2,926	3,122
Supplies		10,590	12,814
Rent		23,265	24,082
Insurance		11,565	7,447
Repairs		145	165
Entertainment		1,668	2,012
Advertising		23,783	34,591
Sales promotion		144,887	140,833
Training		2,019	2,908
Publication		444	442
Freight		599	880
Provision for (reversal of) asset retirement obligation		(1,741)	17
Taxes and dues		34,385	35,207
		322,847	333,273
	~~W~~	692,153	778,622

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

38.Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Other operating income
Gains on recovery of bad debt	~~W~~	10,559	10,759
Reversal of allowance for unused loan commitments		-	281,512
Gains on sale of loans		9	-
Others		42,014	21,545
		52,582	313,816
Other operating expenses
Provision for allowance for unused loan commitments		-	-
Losses on repayment of debentures		-	(85)
Losses on repayment of leases		(51,249)	(5,668)
Others		(1,848)	(29,743)
		(53,097)	(35,496)
	~~W~~	(515)	278,320

39.Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Non-operating income
Gains on disposal of property and equipment	~~W~~	57	92
Reversal of impairment losses on intangible assets		35	45
Reversal of allowance for litigation		41	223
Others		1,465	958
		1,598	1,318
Non-operating expenses
Donations		(23,758)	(13,294)
Losses on disposal of property and equipment		(222)	(375)
Impairment loss of intangible assets		(336)	-
Losses on disposal of intangible assets		-	(149)
Others		(2,534)	(2,460)
		(26,850)	(16,278)
	~~W~~	(25,252)	(14,960)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

40.Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Current income taxes payable	~~W~~	126,670	233,594
Adjustments to the income tax expense for prior period		41	1,722
Changes in deferred tax due to changes in temporary differences		(10,692)	(11,646)
Income tax expense associated with items recorded in equity		9,499	39,336
Others		57,709	(18,894)
Income tax expense	~~W~~	183,227	244,112

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Profit before income taxes (A)	~~W~~	698,640	1,170,087
Income taxes at applicable tax rate		192,126	283,161
Adjustments:
Non-taxable income		(380)	(177)
Non-deductible expense		901	848
Tax deductions		-	(195)
Consolidated tax return effect and others		(9,420)	(13,926)
Changes in deferred tax due to change in tax rate		-	(25,599)
Income tax expense (B)	~~W~~	183,227	244,112
Effective tax rate (B/A)		26.23%	20.86%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

40.Income Taxes, continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2018 and 2017 are as follows:

		2018
		Beginning deferred tax assets (liabilities)	Effect of changes in accounting policies	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	-	79
Available-for-sale financial assets		84,619	(84,619)	-	-	-
Financial assets at FVOCI		-	84,619	-	-	84,619
Valuation on available-for-sale financial assets		(6,032)	6,032	-	-	-
Valuation on financial assets at FVOCI		-	(6,032)	-	(905)	(6,937)
Valuation on property and equipment, depreciation and others		(2,297)	-	177	-	(2,120)
Deferred loan origination costs		(8,387)	-	(514)	-	(8,901)
Derivative assets (liabilities)		(833)	-	-	6,427	5,594
Accrued expenses		14,828	-	3,729	-	18,557
Liability for defined benefit obligations		45,834	-	(468)	2,493	47,859
Plan assets		(51,217)	-	12	1,484	(49,721)
Other provisions		118,112	16,353	(1,165)	-	133,300
Others		13,513	42,795	(59,726)	-	(3,418)
	~~W~~	208,219	59,148	(57,955)	9,499	218,911

		2017
		Beginning deferred tax assets (liabilities)	Change in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	70	9	-	79
Available-for-sale financial assets		76,967	7,652	-	84,619
Valuation on available-for-sale financial assets		(53,091)	-	47,059	(6,032)
Valuation on property and equipment, depreciation and others		(2,016)	(281)	-	(2,297)
Deferred loan origination costs		(8,614)	227	-	(8,387)
Derivative assets (liabilities)		1,254	-	(2,087)	(833)
Accrued expenses		16,720	(1,892)	-	14,828
Liability for defined benefit obligations		64,013	(11,060)	(7,119)	45,834
Plan assets		(46,706)	(5,994)	1,483	(51,217)
Other provisions		151,436	(33,324)	-	118,112
Others		(3,460)	16,973	-	13,513
	~~W~~	196,573	(27,690)	39,336	208,219

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

40.Income Taxes, continued

(d)	Deferred income tax expense associated with items, which are not recognized as profit (loss) for the years ended December 31, 2018 and 2017 are as follows.

		2018
		December 31, 2018		January 1, 2018		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	-	-	15,904	(6,032)	6,032
Changes in fair value of financial assets at FVOCI		18,289	(6,937)	-	-	(6,937)
Effective portion of valuation gain or loss on cash flow hedges		(14,748)	5,594	2,197	(833)	6,427
Remeasurements of defined benefit obligations		(32,919)	12,485	(22,438)	8,510	3,975
	~~W~~	(29,378)	11,142	(4,337)	1,645	9,497

		2017
		December 31, 2017		January 1, 2017		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	15,904	(6,032)	166,296	(53,091)	47,059
Effective portion of valuation gain or loss on cash flow hedges		2,197	(833)	(3,927)	1,254	(2,087)
Remeasurements of defined benefit obligations		(22,438)	8,510	(44,310)	14,146	(5,636)
	~~W~~	(4,337)	1,645	118,059	(37,691)	39,336

(e)

The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2018 and 2017 are as follows:

		2018	2017

Deferred tax assets	~~W~~	290,008	276,985
Deferred tax liabilities		(71,097)	(68,766)
	~~W~~	218,911	208,219

(f)	Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g)

As of December 31, 2018 and 2017, current tax liabilities are ~~W~~89,623 million and ~~W~~123,722 million respectively. For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Company.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

		2018	2017

Cash	~~W~~	1	-
Available deposits from banks
Deposits on demand		320,517	288,422
Current deposits		17,745	1,475
Foreign currency deposits		18	31
Others		2,855	1,198
		341,135	291,126
Cash and cash equivalents	~~W~~	341,136	291,126

(b)	The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)

Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2018 and 2017 are as follows:

		2018	2017
Cash and cash equivalents in the statements of financial position	~~W~~	341,217	291,547
Adjustment:
Restricted due from banks		(81)	(421)
Cash and cash equivalents in the statements of cash flows	~~W~~	341,136	291,126

(d)	The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2018 and 2017 are as summarized follows:

		2018	2017

Valuation of available-for-sale financial assets	~~W~~	-	38,541
Valuation of financial assets at FVOCI		3,290	-
Valuation of derivatives		23,373	8,211

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Statements of Cash Flows, continued

(e)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as summarized follows:

		2018
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	3,680	(7,960)	(4,115,795)	(11,846,926)	(15,970,681)
Changes from financing cash flows		-	-	(790,466)	(2,288,654)	(3,079,120)
Changes from operating cash flows		-	-	17,550	(12,876)	4,674
Changes in foreign currency exchange rate		-	-	-	(4,671)	(4,671)
Net income on derivatives and interest expense		-	4,670	-	-	4,670
Changes in fair value		(3,370)	(20,003)	-	-	(20,003)
Others		-	-	(21,920)	9,839	(12,081)
Balance at December 31, 2018	~~W~~	310	(23,293)	(4,910,631)	(14,143,288)	(19,077,212)
		2017
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	3,168	(5,189)	(3,080,611)	(11,056,578)	(14,142,378)
Changes from financing cash flows		2,896	480	(1,029,634)	(795,311)	(1,824,465)
Changes from operating cash flows		-	-	87,613	278,148	365,761
Changes in foreign currency exchange rate		-	-	-	7,784	7,784
Net loss on derivatives and interest expense		(6,056)	(7,790)	-	-	(7,790)
Changes in fair value		3,672	4,539	-	-	4,539
Others		-	-	(93,163)	(280,969)	(374,132)
Balance at December 31, 2017	~~W~~	3,680	(7,960)	(4,115,795)	(11,846,926)	(15,970,681)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

42.Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Company has eight pending lawsuits as a defendant as of December 31, 2018 for a total claim amount of ~~W~~489 million.  A legal provision of ~~W~~29 million is recognized in the accompanying separate financial statements.  Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the financial statements.

(b)	ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2018, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

(c)	Other commitments

The Company has decided to provide the total VND 4.5 trillion (KRW 216,900 million) of the lines of credit for the Vietnam-based consumer banking firm Prudential Vietnam Finance Company Limited, which is scheduled to be acquired.  As of December 31, 2018, the providing lines of credit has not been signed.

The providing lines of credit above will be provided for new borrowing and full refund of the funds deposited by Prudential Vietnam Assurance Private Limited, an affiliate of the seller, in accordance with the terms of the trading agreement.  A period of providing lines of credit is up to seven years from the end of the acquisition.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act.  However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2018 and 2017 are summarized as follows:

	Initial transfer date		2018	2017

Shinhan Card 2017-1	2017.02.08	~~W~~	-	894,379
Shinhan Card 2017-2	2017.04.26		-	841,643
Shinhan Card 2017-3	2017.09.12		-	566,521
Shinhan Card 2018-1	2018.03.12		698,758	-
Shinhan Card 2018-2	2018.08.30		940,935	-
		~~W~~	1,639,693	2,302,543

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2018 and 2017 are summarized as follows:

		2018	2017

Loan and receivables	~~W~~	-	3,712,131
Credit card assets measured at amortized cost etc.		4,291,328	-
Borrowings		2,585,631	2,250,618

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions

(a)	As of December 31, 2018, related parties of the Company are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Private Equity Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Branbil Co., Ltd.	Other related parties
Financial Savings Information Center Co., Ltd. (*)	Other related parties

(*) As Financial Savings Information Center Co., Ltd. became an affiliated company of Shinhan Financial Group Co., Ltd. which is the controlling company of the Company, it is included in the scope of other related parties for the year ended December 31, 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions, continued

(b)	Significant transactions with related parties for the years ended December 31, 2018 and 2017 are as follows:

		2018		2017
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	-	14,953	-	11,861
Fee and commission income		15	-	12	-
Fee and commission expense		-	8,979	-	8,381
Reversal of allowance for doubtful accounts		-	-	2	-
Shinhan Indo Finance
Fee and commission income		118	-	145	-
Shinhan Bank
Interest income		177	-	105	-
Interest expense		-	63	-	101
Fee and commission income		1,701	-	1,367	-
Fee and commission expense		-	198,770	-	187,548
Reversal of allowance for doubtful accounts		-	-	43	-
Other general and administrative expense		-	1,761	-	1,720
Other operating income		43	-	43	-
Shinhan Credit Information Co., Ltd.
Fee and commission income		9	-	8	-
Fee and commission expense		-	23,224	-	17,793
Reversal of allowance for doubtful accounts		-	-	1	-
Shinhan Life Insurance Co., Ltd.
Fee and commission income		16,535	-	14,158	-
Fee and commission expense		-	524	-	576
Reversal of allowance for doubtful accounts		-	-	21	-
Employee benefits		-	67	-	165
Other general and administrative expense		-	45	-	100
Shinhan Data System Co., Ltd.
Fee and commission income		16	-	15	-
Fee and commission expense		-	19,052	-	17,628
Reversal of allowance for doubtful accounts		-	-	2	-
Depreciation expenses		-	1,605	-	1,281
Other general and administrative expense		-	12	-	4
Shinhan Investment Corp.
Interest income		126	-	131	-
Interest expense		-	26	-	35
Fee and commission income		201	-	209	-
Fee and commission expense		-	400	-	388
Reversal of allowance for doubtful accounts		-	-	25	-
Other general and administrative expense		-	5	-	4

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions, continued

(b)	Significant transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, continued:

	2018		2017
Related party / Account	Revenue	Expense	Revenue	Expense

Jeju Bank
Interest income	-	- -- --	1	- -----
Fee and commission income	37	-	27	-
Fee and commission expense	-	9 -	-	8 -
BNP Paribas Cardif Life Insurance
Fee and commission income	82	-	93	-
Bad debt expenses	-	-	-	3
Reversal of allowance for doubtful accounts	4	-	-	-
Shinhan Savings Bank
Fee and commission income	860	-	-	-
Fee and commission expense	-	48	-	-
Other general and administrative expense	-	8	-	-
Reversal of allowance for doubtful accounts	-	-	1	-
Shinhan Aitas Co., Ltd.
Reversal of allowance for doubtful accounts	-	-	2	-
Shinhan Capital Co., Ltd.
Reversal of allowance for doubtful accounts	-	-	1	-
Shinhan Private Equity Investment Management
Fee and commission expense	- -	1	-	-
Reversal of allowance for doubtful accounts	-	-	1	-
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission income	-	-	1	-
Fee and commission expense	-	2	-	3
Reversal of allowance for doubtful accounts	-	-	1	-
SHC Management Co., Ltd.
Other operating income	55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income	4 1	-	2	-
Bad debt expenses	-	1	-	-
Reversal of allowance for doubtful accounts	-	-	1	-
Shinhan REITs Management Co., Ltd.
Fee and commission income	5	-	1	-
Jaeyoung Solutec Co., Ltd. (*)
Reversal of allowance for doubtful accounts	-	-	1	-

(*)  Jaeyoung Solutec Co., Ltd. was excluded from the scope of related parties for the year ended December 31, 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions, continued

(c)	Significant balances with the related parties as of December 31, 2018 and 2017 are summarized as follows:

		2018		2017
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	314	-	305	-
Financing lease assets		116	-	218	-
Consolidated tax accounts		15	-	39	-
Borrowings		-	700,000	-	600,000
Current tax liabilities		-	89,623	-	123,722
Accrued expenses		-	10,307	-	10,901
Shinhan Bank
Cash and due from banks		23,049	-	5,406	-
Derivative assets		272	-	2,601	-
Credit card assets		8,780	-	9,183	-
Financing lease assets		9,529	-	14,766	-
Prepaid expenses		95	-	274	-
Accrued income		1	-	1	-
Guarantee deposits		13,921	-	13,921	-
Derivative liabilities		-	4,932	-	554
Allowance for asset retirement obligation		-	545	-	655
Accounts payable		-	21	-	7
Accrued expenses		-	1,171	-	1,667
Shinhan Credit Information Co., Ltd.
Credit card assets		150	-	161	-
Financing lease assets		64	-	116	-
Accounts payable		-	1,177	-	2,080
Shinhan Life Insurance Co., Ltd.
Credit card assets		1,968	-	2,552	-
Accounts payable		-	63	-	45
Accrued expenses		-	29	-	43
Allowance for asset retirement obligation		-	25	-	-
Shinhan Data System Co., Ltd.
Credit card assets		322	-	211	-
Financing lease assets		85	-	137	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions, continued

(c)	Significant balances with the related parties as of December 31, 2018 and 2017 are summarized as follows, continued:

	2018		2017
Related party / Account	Assets	Liabilities	Assets	Liabilities
Shinhan Investment Corp.
Cash and due from banks	598	-	485	-
Credit card assets	1,597	-	1,581	-
Prepaid expenses	4	-	4	-
Guarantee deposits	300	-	300	-
Allowance for asset retirement obligation	-	33	-	66
Jeju Bank
Cash and due from banks	79	-	86	-
Financing lease assets	165	-	194	-
Accounts payable	-	6	-	8
BNP Paribas Cardif Life Insurance
Credit card assets	116	-	191	-
Allowance for doubtful accounts	-	-	-	4
Shinhan Savings Bank
Credit card assets	63	-	68	-
Shinhan Aitas Co., Ltd.
Credit card assets	158	-	191	-
Shinhan Capital Co., Ltd.
Credit card assets	150	-	136	-
Shinhan Private Equity Investment Management, Inc.
Credit card assets	63	-	44	-
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets	156	-	146	-
BNP Paribas Cardif General Insurance
Credit card assets	29	-	29	-
Allowance for doubtful accounts	-	2	-	1

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.Related Party Transactions, continued

(c)	Significant balances with the related parties as of December 31, 2018 and 2017 are summarized as follows, continued:

	2018		2017
Related party / Account	Assets	Liabilities	Assets	Liabilities
Shinhan REITs Management Co., Ltd.
Credit card assets	21	-	-	-
Financing lease assets	49	-	55	-
Jaeyoung Solutec Co., Ltd. (*1)
Credit card assets	-	-	33	-
Allowance for doubtful accounts	-	-	-	1
Financial Savings Information Center Co., Ltd. (*2)
Credit card assets	3	-	-	-

(*1)  Jaeyoung Solutec Co., Ltd. was excluded from the scope of related parties for the year ended December 31, 2018.

(*2)  As Financial Savings Information Center Co., Ltd. became an affiliated company of Shinhan Financial Group Co., Ltd. which is the controlling company of the Company, it is included in the scope of other related parties for the year ended December 31, 2018.

(d) Financing transactions between the related parties for the years ended December 31, 2018 and 2017 are summarized as follows:

			2018		2017
Control relationship	Related party		Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	100,000	-	300,000	(150,000)

(e) Key management personnel compensations for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017

Salaries and wages	~~W~~	2,284	2,743
Post-employment benefits		30	64
Share-based compensation expense		626	1,407
	~~W~~	2,940	4,214

(f) The guarantee provided between the related parties as of December 31, 2018 and 2017 is as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2018	2017	Account
Shinhan Card	Shinhan Indo Finance	~~W~~	60,558	23,700	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd	~~W~~	2,910	-	Borrowing guarantee

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

45.Events after the Reporting Period

On January 23, 2018, the Company entered into a contract to acquire 100% shares in Prudential Vietnam Finance Company Limited, a local consumer finance company in Vietnam, for USD 151 million and on January 17, 2019, the acquisition was approved by State Bank of Vietnam.

Independent Auditors’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Shinhan Card Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2018.  The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS.  Our responsibility is to review management's assessment and issue a report based on our review.  In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operational status of the IACS as of December 31, 2018, no material weaknesses are identified as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants.  Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operations of Internal Accounting Control System is free of material misstatement.  Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.  We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards.  Because of its inherent limitations, however, IACS may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2018 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2018.  We did not review the Company’s IACS subsequent to December 31, 2018.  This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc., and may not be appropriate for other purposes or for other users.

Seoul, Korea

March 11, 2019

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2018 and the review of internal accounting control system pursuant to Article 8-7 of the Act on External Audit of Stock Companies, Etc. of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the shareholders, Board of Directors and Audit Committee of

Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Control Officer (“IACO”) of Shinhan Card Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2018.

The Company’s management, including the CEO and the IACO, is responsible for the design and operations of its IACS.  We, as the CEO and the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses.

We, as the CEO and the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2018, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

We, as the CEO and the IACO, have confirmed that the report was not described or displayed as false, and that the report was not omitted what should be described or displayed. In addition, We, as the CEO and the IACO, have confirmed that the report was not described or displayed any material misleading, and reviewed the report details directly with sufficient care.

By /s/ Lim Young Jin, Chief Executive Officer

By /s/ Moon Dong Kwon, Internal Accounting Control Officer

January 28, 2019